Exhibit 99.2

Stantec

STN TSX NYSE

Management Information Circular

March 11, 2020

EXCELLENCE • INNOVATION • GROWTH • PEOPLE •

STN TSX NYSE Management information Circular March 11,2020

Index to the

Management

Information Circular

INVITATION TO SHAREHOLDERS	3

NOTICE OF ANNUAL GENERAL MEETING	4

QUESTIONS AND ANSWERS ABOUT VOTING	6

BUSINESS OF THE MEETING	9
1 Financial Statements	9
2 Election of Directors	9
3 Appointment of Auditor	10
4 Nonbinding Advisory Vote on Executive Compensation	10

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	11
Description of Nominees	11
Additional Information about Director Nominees	16

DIRECTOR COMPENSATION	17
Components of Compensation	17
Directors’ Total Compensation for 2019	20
Director Equity Ownership	21

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22
Composition of Our Board	23
Director Competencies Matrix	25

BOARD OF DIRECTORS INFORMATION	26
Role and Duties of the Board of Directors	26

COMMITTEE REPORTS	30
Audit and Risk Committee	30
Corporate Governance and Compensation Committee	32
Health, Safety, Security, Environment, and Sustainability Committee	34

ENVIRONMENTAL AND SOCIAL FACTORS	36

SHAREHOLDER ENGAGEMENT	37

EXECUTIVE COMPENSATION OVERVIEW	38
Performance and Compensation Summary	38
Compensation Discussion and Analysis	40
2019 Summary Compensation Table	52
Employment Agreements	55

ADDITIONAL INFORMATION	58

SCHEDULE A	60
Activities of the Audit and Risk Committee	60

SCHEDULE B	62
Activities of the Corporate Governance and Compensation Committee	62

SCHEDULE C	64
Activities of the Health, Safety, Security, Environment, and Sustainability Committee	64

SCHEDULE D	65
Overview of Stantec’s Long-Term Incentive Plan	65

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:	Thursday, May 7, 2020

Time:	10:30 AM (MDT)

Place: Stantec	Tower

Suite 400, 10220 – 103 Avenue NW

Edmonton, Alberta T5J 0K4

Please note that due to rapidly evolving restrictions and concerns arising in relation to the COVID-19 outbreak, the time, date or place of the meeting may need to change. As of the date of this circular, no changes are anticipated. If circumstances change, we will promptly alert you and all parties involved in our proxy voting infrastructure (such as intermediaries, our transfer agent, and proxy service providers) and issue a news release. Any changes to the meeting will be communicated in a timely manner to allow reasonable time under applicable law to vote your shares and attend the meeting.

During the meeting, we will consider the matters of business described in the accompanying Management Information Circular and host a question-and-answer period.

Please return your voting instructions as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Douglas K. Ammerman, Chair	Gordon A. Johnston, P.Eng.

Board of Directors	President & CEO

2020 Management Information Circular March 11, 2020	3	Stantec Inc.

Notice of Annual General Meeting and

of Availability of Proxy Materials

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 7, 2020, at 10:30 AM (MDT) at Stantec Tower, Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

The board has fixed the close of business on March 11, 2020, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

WHEN Thursday, May 7, 2020 10:30 AM (MDT)	WHERE Stantec Tower Suite 400, 10220 – 103 Avenue NW Edmonton, Alberta, T5J 0K4.

Please note that due to rapidly evolving restrictions and concerns arising in relation to the COVID-19 outbreak, the time, date or place of the meeting may need to change. As of the date of this Notice, no changes are anticipated. If circumstances change, we will promptly alert you and all parties involved in our proxy voting infrastructure (such as intermediaries, our transfer agent, and proxy service providers) and issue a news release. Any changes to the meeting will be communicated in a timely manner to allow reasonable time under applicable law to vote your shares and attend the meeting.

Notice-and-Access

As permitted by Canadian securities regulators, Stantec is using the “notice-and-access” mechanism for delivery of its Management Information Circular for our annual general shareholder meeting to both registered and beneficial shareholders. This means that our circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this Notice a form of proxy or a voting instruction form that you can use to vote your shares of Stantec (see “Voting” below).

It is very important that you read the circular carefully before voting your shares.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website:	On SEDAR:	On EDGAR:
stantec.com	sedar.com	sec.gov

THE MEETING WILL BE HELD TO

1 g	2 g	3 g	4 g	5 ∎

Receive Stantec’s financial statements for the year ended December 31, 2019, together with the auditors’ report on those statements (page 9 of the circular and our 2019 Annual Report)	Elect the directors of Stantec (pages 9 and 11 to 16 of the circular)	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration (page 10 of the circular)	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation. (page 10 of the circular and the Executive Compensation Overview section beginning on page 38 of the circular)	Transact any other business as may properly be brought before the meeting.

For more details about the matters to be voted at the meeting, please see the sections referenced above.

2020 Management Information Circular March 11, 2020	4	Stantec Inc.

Voting

Please note that you cannot vote by returning this Notice.

You may vote your shares on the Internet, by phone, fax or mail.

Internet	Phone	Fax	Mail

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also vote in person by following the instructions in the section of the circular entitled Questions and Answers about Voting.

Registered Shareholders

Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 5, 2020.

Beneficial Shareholders

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 AM (MDT) on Tuesday, May 5, 2020, in accordance with your intermediary’s instructions. If you vote by Internet or telephone, you must do so prior to 10:30 AM (MDT) on Tuesday, May 5, 2020.

By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 11, 2020

How to request a paper copy of the circular

Upon request, Stantec will provide a paper copy of the circular to any shareholder, free of charge, for a period of one year from the date the circular is filed on SEDAR. Here is how you can request a paper copy:

g   Before the meeting

If you are a registered shareholder, call Computershare’s fulfillment service line at 1-866-962-0498 (toll-free).

If you are a beneficial shareholder, call Broadridge’s fulfillment service line at 1-877-907-7643 (toll-free).

You can also request a copy at stantec.com.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

g   After the meeting

Call 1-877-907-7643

If your request is made before the date of the meeting, the circular will be sent to you within three business days of receipt of your request. If the request is made on or after May 7, 2020, the circular will be sent to you within ten calendar days of receiving your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Wednesday, April 27, 2020 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call Computershare at 1-800-564-6253 (if you are a registered shareholder) or Broadridge Investor Communication Solutions at 1-855-887-2244 (if you are a beneficial shareholder).

2020 Management Information Circular March 11, 2020	5	Stantec Inc.

Questions and Answers about Voting

Who can attend and vote at the meeting?

If you hold common shares of Stantec at the close of business on March 11, 2020, you have the right to attend the meeting and cast one vote for each common share that you hold.

What is “notice-and-access”?

“Notice-and-access” is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice-and-access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly.

What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this Management Information Circular for more information.

Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Stock Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at

•	1-800-564-6253 (North America)

•	1-514-982-7555 (International)

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote by proxy or in person. See the details that follow:

A.	By Proxy

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

•	Appoint another person to attend the meeting to vote your shares for you: You may appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting.

When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

2020 Management Information Circular March 11, 2020	6	Stantec Inc.

B.	In Person

Do not complete or return your proxy form; instead, attend the meeting where your vote will be taken and counted. When you arrive, register with a Computershare representative before entering the meeting.

How can I vote if I am a beneficial shareholder?

As a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive, register with a Computershare representative before entering the meeting.

How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Stock Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the procedures above, your employee shares will not be voted at the meeting.

What does it mean to vote by proxy?

Voting by proxy means that you are authorizing the person or people named on your proxy form or voting instruction form, as applicable, to vote your shares at the meeting according to your instructions. A proxy form or voting instruction form, as applicable, is included with the Notice of Meeting.

Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including costs to mail materials to our beneficial owners via their intermediary) are borne by Stantec.

In addition to soliciting proxies by mail, Stantec employees may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

How will my shares be voted if I return my proxy form?

By completing and returning your proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions.

Note: If you appoint Douglas K. Ammerman or Gordon A. Johnston as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR accepting Stantec’s approach to executive compensation

If you appoint someone else to vote your shares for you at the meeting, your proxy holder will vote your shares according to your voting instructions.

2020 Management Information Circular March 11, 2020	7	Stantec Inc.

What happens if amendments, variations, or other matters are brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 11, 2020, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

What is the deadline to return my proxy form?

Regardless of the voting method you choose, your proxy form or voting instructions must be received by Computershare before 10:30 AM (MDT) on May 5, 2020. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways:

•	By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 5, 2020, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

•	By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4) any time before 10:30 AM (MDT) on May 6, 2020, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

•	By going to the meeting and delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may then vote at the meeting.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 5, 2020, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

How many shares are entitled to vote at the meeting?

As of March 11, 2020, the Company had 111,742,665 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each item of business.

Is my vote by proxy confidential?

Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Who are the principal shareholders of the Company?

To the knowledge of the Company, as of March 11, 2020, Jarislowsky, Fraser Limited is the only principal shareholder of the Company. Jarislowsky, Fraser Limited beneficially owns, directly or indirectly, or exercises control or direction over 12,767,920 common shares of Stantec (representing approximately 11.4% of the issued and outstanding common shares of Stantec).

2020 Management Information Circular March 11, 2020	8	Stantec Inc.

Business of the Meeting

1 Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2019, will be placed before the meeting. Our financial statements are contained in our 2019 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40-F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

2 Election of Directors

Eight directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this Management Information Circular (“circular”) will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	Patricia D. Galloway	Donald J. Lowry
Richard C. Bradeen	Robert J. Gomes	Marie-Lucie Morin
Shelley A. M. Brown	Gordon A. Johnston

Because of our director age- and term-limits (described in more detail on page 29 of this circular), Dolores Etter and Susan Hartman will not stand for re-election at the meeting. Information relating to their service on our board does not appear with the information regarding the eight proposed nominees for election. However, because Dr. Etter and Ms. Hartman acted as directors up to the meeting date, information concerning them does appear in other sections of this circular that pertain to members of the board for the year ended December 31, 2019, and up to the meeting date.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to immediately tender his or her resignation to the Corporate Governance and Compensation Committee of the board. The committee will consider the resignation and promptly recommend to the board whether to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether to accept the resignation.

The board expects that resignations will be accepted unless exceptional circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision in a news release that will be provided to the Toronto Stock Exchange and filed on SEDAR at sedar.com and EDGAR at sec.gov. If the board refuses the resignation, the reasons underlying this decision will be fully disclosed in the news release.

We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of those nominees.

2020 Management Information Circular March 11, 2020	9	Stantec Inc.

3 Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Professional Accountants, be reappointed as our auditor for the 2020 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

External Auditors’ Fees

The table below shows the fees that Stantec’s external auditors, Ernst & Young LLP, billed to Stantec and its subsidiaries for various services in each of the past two fiscal years.

Category	Note	2019 ($)	2018 ($)

Audit fees	1	5,995,700	5,790,700

Audit-related fees	2	337,700	571,700

Tax fees	3	825,600	2,402,400

All other fees	4	22,400	49,800

Total		7,181,400	8,814,600

(1)

Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include attest services not required by statute or regulation and review engagements.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance and tax advice relating to mergers, acquisitions, financing structures and tax planning.

(4)	All other fees: Non-audit assurance fees and related services provided by Ernst & Young LLP.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this reappointment.

4 Nonbinding Advisory Vote on Executive Compensation

In 2019, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 96.07% approved the Company’s approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this circular (beginning on page 38). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to Marie-Lucie Morin, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of its 2020 annual general meeting of shareholders.

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

2020 Management Information Circular March 11, 2020	10	Stantec Inc.

Nominees for Election to the Board of Directors

Description of Nominees

The following tables give information as of March 11, 2020, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees, except for Dr. Galloway, are current directors of Stantec.

Douglas K. Ammerman Age: 68 Laguna Beach, California United States Director since 2011 Independent Principal Occupation: Corporate Director

Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior.

	Key Qualifications
	✓ Public accounting ✓ Public company board experience ✓ Professional services management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)(1)	7 of 7	100%
	Audit and Risk(2)	4 of 4	100%
	Corporate Governance and Compensation	2 of 2	100%
	Health, Safety, Security, Environment and Sustainability	3 of 3	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit (chair)
	J. Alexander’s Holdings, Inc. (NYSE-JAX)	Audit (chair); Compensation; Nominating and Corporate Governance
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$3,023,154

(1)  Mr. Ammerman was appointed chair of the board on May 10, 2019. He attends all committee meetings as a non-voting, independent ex-officio member.

(2)  Mr. Ammerman ceased serving as chair of the Audit and Risk Committee on May 10, 2019.

2020 Management Information Circular March 11, 2020	11	Stantec Inc.

Richard C. Bradeen Age: 63 Montréal West, Québec Canada Director since 2018 Independent Principal Occupation: Corporate Director

Richard Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment from February 2009 to October 2013 for Bombardier Inc., Montreal, a leading worldwide manufacturer of planes and trains. He started his career at Bombardier in 1997 as vice president of Acquisitions. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and over 19 years held increasingly senior roles, including as president of the Corporate Finance group in Toronto.

	Key Qualifications
	✓ Corporate finance ✓ Managing and leading growth ✓ Global acquisitions
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Corporate Governance and Compensation(1)	2 of 2	100%
	Other Board Memberships	Other Committee Memberships
	Superior Plus Corp. (TSX-SPB)	Audit; Human Resources and Compensation
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$527,372

	(1) Mr. Bradeen was appointed a member of the Corporate Governance and Compensation Committee on May 10, 2019.

Shelley A. M. Brown Age: 63 Saskatoon, Saskatchewan Canada Director since 2018 Independent Principal Occupation: Corporate Director

Shelley Brown has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada’s Top 100 Most Powerful Women for four years, earning her a position on the Women’s Executive Network Hall of Fame. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions.

	Key Qualifications
	✓ Financial expert ✓ Corporate governance ✓ Corporate control environments and risk assessment
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk (chair)(1)	2 of 2	100%

	Corporate Governance and Compensation(2)	3 of 3	100%

	Other Board Memberships	Other Committee Memberships

	NorZinc Ltd. (TSX–NZC)	Audit; Nomination

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$288,341

	(1) Ms. Brown was appointed chair of the Audit and Risk Committee on May 10, 2019. (2) Ms. Brown ceased to be a member of the Corporate Governance and Compensation Committee on May 10, 2019.

2020 Management Information Circular March 11, 2020	12	Stantec Inc.

Patricia D. Galloway Age: 62 Cle Elum, Washington United States New Director Nominee Independent Principal Occupation: Corporate Director

Patricia D. Galloway has served in several executive positions and has over 30 years of experience in corporate risk management. Dr. Galloway is chair of Pegasus Global Holdings, Inc.® (Pegasus-Global), a firm that performs risk management, management consulting services and strategic consulting business services. From July to December 2018, Dr. Galloway served on the board of SCANA Corporation as chair of the Special Litigation Committee. Her service ended with the merger of SCANA and Dominion Energy, Inc. From 2008 to 2018, Dr. Galloway served as chief executive officer of Pegasus-Global. She also served on the U.S. National Science Board from 2006 to 2012. Prior to that, from 1981 to 2008, Dr. Galloway held various positions with The Nielsen-Wurster Group, Inc., including chief executive officer and principal, and president and chief financial officer. Dr. Galloway was the first woman President of the American Society of Civil Engineers. She also serves as an arbitrator on construction and energy litigation cases. Dr. Galloway holds a Bachelor of Science degree in civil engineering from Purdue University, a Certificate in Dispute Resolution from the Pepperdine law school, Straus Institute, a Ph.D. in Infrastructure Systems Engineering (Civil) from Kochi University of Technology (Japan), and an M.B.A. from the New York Institute of Technology.

Key Qualifications
✓ Corporate governance ✓ Corporate risk management ✓ International megaproject delivery and execution
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	-	-
	Other Board Memberships	Other Committee Memberships
	Granite Construction Inc. (NYSE–GVA)	Nominating and Corporate Governance (chair); Audit / Compliance; Executive
Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	-

Robert (Bob) J. Gomes Age: 64 Edmonton, Alberta Canada Director since 2009 Not Independent Principal Occupation: Corporate Director

Bob Gomes joined Stantec in 1988 as an urban land project manager. Over 29 years with Stantec, his career became progressively more senior and spanned many of Stantec’s business lines. He held both operational and practice positions. From May 15, 2009, until his retirement on December 31, 2017, Mr. Gomes served as president & CEO of Stantec. He holds a degree in civil engineering from the University of Alberta and has served on the board of directors for the Edmonton Economic Development Corporation and a number of non-profit and charitable boards throughout his career.

Key Qualifications
✓ Executive leadership ✓ Strategic planning and execution ✓ Industry experience
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Health, Safety, Security, Environment, and Sustainability	5 of 5	100%
	Other Board Memberships	Other Committee Memberships

	-	-

Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$7,999,115

2020 Management Information Circular March 11, 2020	13	Stantec Inc.

Gordon (Gord) A. Johnston Age: 54 Edmonton, Alberta Canada Director since 2018 Not Independent Principal Occupation: President & CEO of Stantec

Gord Johnston is the current president & CEO of Stantec. He has 30 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. He completed the Leading Professional Services Firms program from the Harvard Business School and the Financial Literacy program for directors and executives at the University of Toronto’s Rotman School of Management.

	Key Qualifications
	✓ Engineering industry experience ✓ Managing and leading growth ✓ Strategic planning and execution
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Other Board Memberships	Other Committee Memberships

	-	-

	Total Equity at Risk (Common Shares, Preferred Share Units, and Restricted Share Units)

	Value at risk	$5,203,313

Donald (Don) J. Lowry Age: 68 Edmonton, Alberta Canada Director since 2013 Independent Principal Occupation: Corporate Director

Don Lowry retired in March 2013 as president & CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry was the chair of Canadian Oilsands Limited until February 2016, when the company was acquired. He holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Key Qualifications
	✓ Strategic growth, oversight, and insight ✓ Corporate governance and executive compensation ✓ Capital markets and risk management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%

	Audit and Risk	4 of 4	100%

	Health, Safety, Security, Environment, and Sustainability	5 of 5	100%

	Other Board Memberships	Other Committee Memberships

	Capital Power Corporation (chair) (TSX-CPX)	-

	Melcor REIT (TSX-MR.UN)	Lead Director; Compensation and Governance (chair); Audit

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$2,551,071

2020 Management Information Circular March 11, 2020	14	Stantec Inc.

Marie-Lucie Morin Age: 62 Ottawa, Ontario Canada Director since 2016 Independent Principal Occupation: Corporate Director

Marie-Lucie Morin is a member of Canada’s National Security and Intelligence Review Agency (NSIRA). Previous public service appointments include serving as National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet. She also served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. During her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. Ms. Morin was Ambassador to Norway with concurrent accreditation to Iceland from 1997 to 2001. Ms. Morin served as Executive Director for Canada, Ireland, and the Caribbean at the World Bank. A lawyer and graduate of the Université de Sherbrooke, she was awarded the Governor General’s 125th Anniversary of the Confederation of Canada Medal and was named Chevalier de la Légion d’Honneur, France’s highest military and civil order. Ms. Morin was appointed to the Order of Canada in December 2016.

	Key Qualifications
	✓ International business and government affairs ✓ Strategic planning and execution ✓ Corporate governance
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%

	Audit and Risk(1)	2 of 2	100%

	Corporate Governance and Compensation (chair)(2)	5 of 5	100%

	Other Board Memberships	Other Committee Memberships

	Chorus Aviation Inc. (TSX-CHR)	Governance & Nominating (chair); Human Resources & Compensation

	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$767,644

	(1) Effective May 10, 2019, Ms. Morin ceased to be a member of the Audit and Risk Committee. (2) Ms. Morin was appointed chair of the Corporate Governance and Compensation Committee on May 10, 2019.

2020 Management Information Circular March 11, 2020	15	Stantec Inc.

Additional Information about Director Nominees

Director Voting Results from Our 2019 Annual General Meeting

A summary of the voting results from our 2019 annual general meeting follows:

Director(1)	Votes in Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	83,365,769	95.88	3,584,095	4.12
Richard Bradeen	86,505,662	99.49	444,202	0.51
Shelley Brown	86,683,024	99.69	266,840	0.31
Delores Etter	86,343,165	99.30	606,699	0.70
Bob Gomes	86,604,425	99.60	345,439	0.40
Sue Hartman	82,941,769	95.39	4,008,095	4.61
Gord Johnston	86,662,025	99.67	287,839	0.33
Don Lowry	85,707,441	98.57	1,242,423	1.43
Marie-Lucie Morin	86,214,863	99.15	735,001	0.85

(1)	Dr. Galloway was not a director nominee at our 2019 annual general meeting; therefore, she is excluded from the table above.

Director Attendances

The number and percentage of board and committee meetings each director attended in 2019 follows:

Director(1)	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	7 of 7	100%	9 of 9	100%	16 of 16	100%
Richard Bradeen	7 of 7	100%	6 of 6	100%	13 of 13	100%
Shelley Brown	7 of 7	100%	5 of 5	100%	12 of 12	100%
Delores Etter	6 of 7	86%	9 of 10	90%	15 of 17	88%
Bob Gomes	7 of 7	100%	5 of 5	100%	12 of 12	100%
Sue Hartman	7 of 7	100%	5 of 5	100%	12 of 12	100%
Gord Johnston	7 of 7	100%	-	-	7 of 7	100%
Don Lowry	7 of 7	100%	9 of 9	100%	16 of 16	100%
Marie-Lucie Morin	7 of 7	100%	7 of 7	100%	14 of 14	100%

(1)	Dr. Galloway is standing for election for the first time at the meeting; therefore, she did not attend any board or committee meetings in 2019.

Director Independence

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as past president & CEO of Stantec, and Mr. Johnston, as current president & CEO of Stantec, are not considered independent.

At each meeting, independent directors meet without management

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	✓
Richard Bradeen	✓
Shelley Brown	✓
Patricia Galloway	✓
Bob Gomes		✓	Past President & CEO of the Company
Gord Johnston		✓	President & CEO of the Company
Don Lowry	✓
Marie-Lucie Morin	✓

2020 Management Information Circular March 11, 2020	16	Stantec Inc.

Director Compensation

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk-taking.

Our philosophy is to align compensation with the median compensation of directors for our compensation peer companies (disclosed on page 42 of this circular), using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec. As a result of the review conducted in 2019, the committee recommended increasing the cash retainer for the chair of the board to $125,000 (up from $75,000). In all other material respects, the compensation of our non-management directors remained the same in 2019 as in 2018.

Gord Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Aram Keith, who retired from Stantec’s board on May 10, 2019, received compensation as a director for a portion of 2019, so information pertaining to him is included in the discussion below. Patricia Galloway has not yet been appointed to the board, and therefore is excluded from the discussion below.

Components of Compensation

All-Inclusive Annual Cash Retainer

Our non-management directors receive an all-inclusive annual cash retainer (in lieu of board and committee meeting fees), reflecting market best practices. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This approach and component of compensation provides a predictable level of cash compensation for the Company and its directors.

The following table shows the annual cash retainers for our non-management directors in 2019:

Description of Annual Retainer	Amount ($)(1)
Director cash retainer	50,000
Chair cash retainers:
Board(2)	125,000
Audit and Risk Committee	21,000
Corporate Governance and Compensation Committee	18,000
Health, Safety, Security, Environment, and Sustainability Committee(3)	18,000

(1)

Effective January 1, 2017, the Company adopted a nominal pay policy for cash retainers paid to non-management directors. Directors who are ordinarily resident in the United States receive their cash retainer in US dollars, using a one-to-one exchange rate to the Canadian dollar. Directors who are ordinarily resident in Canada receive their cash retainer in Canadian dollars.

(2)	Effective May 10, 2019, the board chair retainer was increased from $75,000 to $125,000 per year.

(3)

Effective January 1, 2019, the Health, Safety, Security, Environment, and Sustainability Committee began meeting quarterly and the chair retainer was increased to $18,000 from $9,000 in 2018, when the committee met biannually.

Equity-Based Compensation

Our non-management directors receive equity-based compensation in fixed number and fixed value equity grants. Quarterly in 2019, each non-management director received 800 deferred share units (DSUs) (fixed number equity grant) and $17,500 in either common shares or DSUs (fixed value equity grant). For the fixed value equity grant, each director elects to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director can choose to receive common shares now or DSUs that will be monetized when the director retires from the board.

2020 Management Information Circular March 11, 2020	17	Stantec Inc.

Director DSU Plan

Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units.

Fixed Number Equity Grant – Director DSU Awards in 2019

A summary of the value of DSUs awarded in 2019 to our non-management directors as a fixed number equity grant follows:

Title	Value of DSUs Awarded in 2019 to Each Director ($)(1)	Increase in Value of DSUs Awarded in 2019 for Dividend Adjustment ($)
Director(2)	97,792	1,154

(1)

The value of each DSU is calculated using the grant date fair value for each allotment. These values—$29.91, $31.58, $31.43, and $29.32 for the first, second, third, and fourth quarters of 2019—represent the closing price of Stantec’s shares on the TSX on the day preceding the first trading day of each quarter.

(2)	In 2019, each non-management director other than Mr. Keith received four allotments of 800 DSUs. Mr. Keith, who retired from the board on May 10, 2019, received only two allotments.

Fixed Value Equity Grant – Director Elections in 2019

A summary of the election made by each of our non-management directors for their fixed value equity grant follows:

Director	Value Awarded in 2019 ($)	Form of Equity
Douglas Ammerman	$70,000	Common Shares
Richard Bradeen	$70,000	DSUs
Shelley Brown	$70,000	Common Shares
Delores Etter	$70,000	DSUs
Bob Gomes	$70,000	DSUs
Susan Hartman	$70,000	Common Shares
Aram Keith(1)	$35,000	DSUs
Don Lowry	$70,000	DSUs
Marie-Lucie Morin	$70,000	DSUs

(1)	Mr. Keith retired from the board on May 10, 2019.

2020 Management Information Circular March 11, 2020	18	Stantec Inc.

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding share-based awards held by each of our non-management directors as of December 31, 2019.(1)

Director	Number of Shares or Units of Shares That Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(3)	Number of Shares or Units of Shares That Have Vested (#)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(5)
Douglas Ammerman	-	-	44,724	1,651,683
Richard Bradeen	-	-	10,961	404,824
Shelley Brown	-	-	4,552	168,135
Delores Etter	-	-	51,342	1,896,066
Bob Gomes	37,232	968,792	10,977	405,384
Susan Hartman	-	-	93,189	3,441,479
Don Lowry	-	-	41,194	1,521,314
Marie-Lucie Morin	-	-	17,928	662,115

(1)

Our non-management directors do not receive any form of option-based awards. Mr. Gomes, who served as president & CEO of Stantec until retiring on December 31, 2017, holds options he earned while serving as CEO. Mr. Gomes does not receive any option-based compensation as a director. His outstanding option-based awards are disclosed in the section below.

(2)	Represents PSUs held by Mr. Gomes that were earned while serving as president & CEO before his retirement on December 31, 2017.

(3)

PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a performance multiplier of 70.9% was applied to Mr. Gomes’s PSUs). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. The volume weighted average price of Stantec shares for the last 10 trading days of 2019 ($36.93) was used to calculate the value of Mr. Gomes’s PSUs.

(4)	Represents DSUs held by each director.

(5)

The volume weighted average price of Stantec shares for the last 10 trading days of 2019 ($36.93) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

Outstanding Option-Based Awards Held by Mr. Gomes

Listed below are the total outstanding option-based awards held by Mr. Gomes as of December 31, 2019. These awards were earned by Mr. Gomes while serving as president & CEO before his retirement on December 31, 2017.

Directors do not receive any option- based compensation

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options ($)(1)
Bob Gomes	81,702 108,461 96,700 37,644	32.900 32.830 32.010 31.750	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	1,370,072

(1)	The closing price of Stantec shares of $36.70 as of December 31, 2019, was used to calculate the aggregate value.

2020 Management Information Circular March 11, 2020	19	Stantec Inc.

Other Compensation

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Directors’ Total Compensation for 2019

The following table summarizes our non-management directors’ compensation for the fiscal year ended December 31, 2019:(1)

		Share-Based Awards ($)
Director	Fees Earned ($)	Fixed Number Equity Grant (DSUs) ($)(2)	Fixed Value Equity Grant (Common Shares or DSUs) ($)(3)	Dividend Adjustments on Total DSU Holdings ($)	All Other Compensation ($)	Total ($)
Douglas Ammerman	123,000	97,792	70,000	24,180	-	314,972
Richard Bradeen	50,000	97,792	70,000	4,268	-	222,060
Shelley Brown	60,500	97,792	70,000	1,450	-	229,742
Delores Etter	68,000	97,792	70,000	27,115	-	262,907
Bob Gomes	50,000	97,792	70,000	4,276	-	222,068
Susan Hartman	59,000	97,792	70,000	51,601	-	278,393
Aram Keith(4)	62,500	49,192	35,000	20,565	2,418,379	2,585,636
Don Lowry	50,000	97,792	70,000	21,373	-	239,165
Marie-Lucie Morin	59,000	97,792	70,000	8,209	-	235,001

(1)	Directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)

Directors’ DSUs granted in the 2019 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2019. DSUs awarded for 2019 include allotments of 800 each quarter. Directors also receive adjustments for dividends earned on the total DSUs held.

(3)	Directors can choose to receive common shares or DSUs as part of the fixed value equity grant of $17,500 per quarter.

(4)

Mr. Keith retired from the board on May 10, 2019. In accordance with the terms of our Director DSU Plan, DSUs that were earned during his tenure on the board between 2008 and 2019 were paid out to Mr. Keith on his retirement using the volume-weighted average trading price of Stantec shares for the last 10 trading days of the month in which he retired ($32.11).

2020 Management Information Circular March 11, 2020	20	Stantec Inc.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each non-management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each non-management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity.

The following table provides information about the number and value of common shares and DSUs owned by our non-management directors on March 11, 2020. The value of each Stantec common share is based on the closing price of $38.26 on March 11, 2020. The value of each DSU is $39.83 (the volume-weighted average trading price of Stantec shares for the last 10 trading days up to and including March 11, 2020).

Directors are required to own significant equity in Stantec

Director(1)	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement?
Douglas Ammerman	31,447	1,203,162	45,694	1,819,992	3,023,154	Yes
Richard Bradeen(2)	1,000	38,260	12,280	489,112	527,372	In Progress
Shelley Brown(3)	1,946	74,454	5,370	213,887	288,341	In Progress
Delores Etter	15,281	584,651	52,814	2,103,582	2,688,233	Yes
Bob Gomes	196,273	7,509,405	12,295	489,710	7,999,115	Yes
Susan Hartman	16,059	614,417	94,343	3,757,682	4,372,099	Yes
Don Lowry	22,300	853,198	42,628	1,697,873	2,551,071	Yes
Marie-Lucie Morin	-	-	19,273	767,644	767,644	Yes

(1)	If appointed to the board at the May 7, 2020 annual general meeting, Dr. Galloway will have until May 7, 2025 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(2)	Mr. Bradeen, appointed to the board on February 21, 2018, has until February 21, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(3)	Ms. Brown, appointed to the board on November 7, 2018, has until November 7, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy.

2020 Management Information Circular March 11, 2020	21	Stantec Inc.

Statement of Corporate Governance Practices

One core value at Stantec is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies—sound governance, transparent accounting, and long-term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted—including our Code of Business Conduct and our Corporate Governance Guidelines—are available on our website at stantec.com, or contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR at sedar.com and EDGAR at sec.gov.

Ethical Business Conduct

The board has adopted a comprehensive Code of Business Conduct (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. All officers and employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We closely monitor compliance with our Code. Officers, employees, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible.

Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Health, Safety, Security, Environment, and Sustainability Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline.

The board believes that having directors exercise independent judgment when considering transactions and agreements is effective. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information—in keeping with the rules of the TSX and NYSE and applicable securities laws—on a timely basis, except when confidentiality issues require a delay.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below.

2020 Management Information Circular March 11, 2020	22	Stantec Inc.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions).

TSX rules require shareholder approval of security-based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter as follows:

•	Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•

At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules.

Composition of Our Board

Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2020 board of directors.

Independence of Directors

Our Corporate Governance Guidelines mandates that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Health, Safety, Security, Environment, and Sustainability Committee may include both independent and non-independent directors.

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Gomes, as past president & CEO, and Mr. Johnston, as current president & CEO, are not considered independent.

The board’s policy states that the independent directors must meet without management and non-independent directors present following every regularly scheduled and ad-hoc board and board committee meeting. In 2019, the independent directors met without management and without Mr. Gomes following all meetings of the board and its committees.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually.

The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following:

•	The competencies and skills of the board as a whole

2020 Management Information Circular March 11, 2020	23	Stantec Inc.

•	The skills of current board members in tandem with their anticipated length of service left on the board

•	Any gaps in the competencies and skills of the current board that need to be addressed

•	Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces

Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution.

In 2019, in anticipation of Dr. Etter’s and Ms. Hartman’s planned retirements from the board, the Corporate Governance and Compensation Committee conducted a comprehensive external search for directors with strong industry experience and international business expertise. Through that process, Dr. Galloway was identified as a candidate possessing a wealth of experience in both areas and has been recommended for appointment to the board. Dr. Galloway has confirmed her willingness to serve if elected and is well positioned to improve the board’s overall capabilities.

Inclusion and Diversity

At Stantec, our commitment to inclusion and diversity at all levels of the Company is critical to our success because it allows us to attract and retain top talent. Stantec is involved in several prominent organizations and partnerships that support inclusion and diversity in the workplace. We are a member of Catalyst, an employee partner with the Canadian Centre for Diversity and Inclusion, and a partner with Pride at Work Canada.

The board recognizes the benefits of promoting diversity and, to that end, has a formal written Diversity Policy in place. This policy confirms our commitment to creating opportunities for diverse candidates for appointment to the board and senior management roles. The board believes that diversity is important because it produces a range of perspectives, experience, and expertise that results in effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors and senior managers who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base.

To support the Company’s diversity objectives when identifying, considering, and selecting candidates for election or re-election to the board and for senior management roles, the Corporate Governance and Compensation Committee considers the following:

•	Diversity—including gender, age, ethnicity, disability, indigenous status, and geographical background—of the existing directors of the board, senior management, and potential nominees

•

The level of representation of women, indigenous peoples, persons with disabilities, and members of visible minorities (each a “Designated Group”) on the board and in senior management positions. When sourcing candidates—internally or externally using a recruitment firm—the committee ensures that the candidates considered include members from one or more Designated Groups.

The Company’s Inclusion and Diversity Plan sets out strategic initiatives for inclusion and diversity over three and five years. Inclusion and Diversity Councils—based in Canada, the United States, Europe and the Middle East—manage these initiatives and report their progress directly to the CEO and board. Stantec is committed to shaping a culture where everyone can bring their whole selves to work in an environment that is welcoming, accepting, safe, supportive, and free of judgement. Employee Resource Groups (ERGs)—collections of staff who share a common interest or background—are supported by the Inclusion and Diversity Councils and focus on building awareness and appreciation for the various dimensions of diversity found among Stantec employees. ERGs include, among others, Women@Stantec, Pride@Stantec, Persons with Disabilities PWD@Stantec, IndigenousConnections@Stantec, Military and Veterans Advocates MAVA@Stantec, Asians@Stantec and Latinos@Stantec. These groups are helping build our diversity pipeline, creating greater depth in our talent pool as we strengthen and diversify our succession planning.

Diversity is represented at all levels of our Company. Although greater representation of Designated Groups on the board and in senior management is important to the Company’s inclusion and diversity goals, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates. Therefore, the Company has not established fixed targets for the representation of Designated Groups on the board or in senior management. At the same

2020 Management Information Circular March 11, 2020	24	Stantec Inc.

time, the Company is committed to its inclusion and diversity goals. In 2019, Theresa Jang, a woman and visible minority, was appointed our executive vice president & CFO. Catherine Schefer, our COO (Global), and Susan Walter, our executive vice president (Infrastructure), were appointed to their roles effective January 1, 2020, further expanding gender diversity among our senior management team.

At the board level, Dr. Galloway was identified as a strong female candidate for the board. Having served as the first female president of the American Society of Civil Engineers, she brings a valuable perspective to the board.

In 2020, three of eight (38%) of our board nominees are women. No director nominees are indigenous peoples, persons with disabilities, or members of a visible minority (as defined under applicable Canadian corporate law). Three of Stantec’s 15 executive officers (or 20%) are women. One executive officer is a member of a visible minority; no officers are indigenous peoples or persons with disabilities.

To continue our focus on inclusion and diversity in leadership, the board included an inclusion and diversity measurement in our corporate scorecard (see page 44 for complete scorecard details). Our Executive Leadership Team is accountable for achieving these objectives as part of their short-term incentive compensation.

Director Competencies Matrix

To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up-to-date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee.

The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors.

2020 Management Information Circular March 11, 2020	25	Stantec Inc.

Board of Directors Information

Role and Duties of the Board of Directors

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and by-laws.

Position Descriptions

The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Health, Safety, Security, Environment, and Sustainability Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com.

Independent Chairs

Our board is led by a nonexecutive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Health, Safety, Security, Environment, and Sustainability Committee chairs are also independent.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. Stantec’s strategic planning process was updated in 2019 and now consists of three-year cycles between comprehensive strategic review years and interim planning years. In a comprehensive planning year, the long-range (three-year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long-range plan. In August 2019 we created our new three-year Strategic Plan and held an in-person strategic planning session with management. Management presented the Strategic Plan outlining the Company’s three-year vision. The board’s input and revisions were incorporated into the final plan and budget for the coming year and the Strategic Plan was publicly announced and shared with the investment community on December 3, 2019.

Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, this committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

2020 Management Information Circular March 11, 2020	26	Stantec Inc.

The Company strategically manages risk through its Enterprise Risk Management system. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to that report are provided to the Audit and Risk Committee, which then reports the findings to the board.

In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for

•	Each proposed acquisition within North America with an enterprise value in excess of $100 million, or outside of North America with an enterprise value in excess of $50 million

•	Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model

Executive Leadership Succession Planning

The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. Succession planning for the remaining members of the Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long-term succession planning measures for the CEO and other key leadership positions at Stantec. At every in-person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in-camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans.

Serving on Our Board

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed.

New board members receive a comprehensive orientation manual that includes the following:

•	Corporate by-laws and all board-approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management—including senior management team members—who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

2020 Management Information Circular March 11, 2020	27	Stantec Inc.

Before their first board meeting, new board members meet with the following members of management during a full-day orientation session:

•

The CEO, CFO, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec

•

The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on.

Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Board meetings are routinely held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders.

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place: Stantec supports outside director education that is relevant to a director’s continued service on our board.

Directors receive a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest.

As part of the board’s continuing education program, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2019 included the following:

Presentation	Presenter(s)	Attendance
The Best of Breckenridge, Innovation and Creativity Series	Cynthia Albright, Principal, Urban Planning and Design, Stantec Mary Murdoch, Senior Principal, Environmental Services, Stantec Michael Siegel, Principal, Buildings & Architecture, Stantec	Full Board
Macro Level Economic Trends	Craig Alexander, Chief Economist, Deloitte Canada	Full Board
HSSES Security Program Overview	Steve Howery, Global Security Director, Stantec John Malevich, Security Operations Manager, Stantec	Full Board
European Growth Strategy	Cath Schefer, Executive Vice President, Global, Stantec	Full Board
UK Projects and Opportunities	Stantec’s UK Management Team	Full Board

2020 Management Information Circular March 11, 2020	28	Stantec Inc.

Assessments

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, of the board’s performance as a whole, and of the contributions and performance of the board committees. The committee specifically reviews areas that the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give feedback. To get that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

The general counsel receives completed board surveys in mid-October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November means that the board can properly evaluate who it should recommend to stand for election the following spring.

In 2019, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates.

Overboarding

The board has implemented a guideline that in general no director will serve on more than four public company boards (including Stantec’s) and no more than three public company audit committees. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case-by-case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive-level employee of another company is expected to serve on no more than two public company boards (including Stantec’s).

Age and Term Limits

The Company has a term limit for its directors. Directors will generally not stand for re-election once they have reached 15 years of service on the board. The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member.

Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board.

Board Succession Planning

The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long-term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re-election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk. In 2019, the board successfully transitioned the role of chair of the board to Douglas Ammerman and the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee to Shelley Brown and Marie-Lucie Morin, respectively. In addition, the committee met, interviewed and screened Dr. Galloway for election to the board.

2020 Management Information Circular March 11, 2020	29	Stantec Inc.

Committee Reports

Audit and Risk Committee

Mandate

The Audit and Risk Committee’s mandate is to

•	Oversee the quality, integrity, and timeliness of Stantec’s financial reporting

•	Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures

•	Monitor and review risk management systems

•	Oversee the internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of Committee Members

Audit and Risk Committee members are Shelley Brown (chair), Richard Bradeen, and Don Lowry. Douglas Ammerman attends all meetings as a non-voting, independent ex-officio member. Mr. Bradeen also serves on the Corporate Governance and Compensation Committee, and Mr. Lowry also serves on the Health, Safety, Security, Environment, and Sustainability Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program.

A description of each committee member’s education and experience—relevant to the committee’s audit and risk responsibilities—follows.

Shelley Brown (Chair)

During a distinguished 40-year career in accounting, Ms. Brown was an audit partner in two of the world’s largest professional services firms with a client base comprised of large public companies. Ms. Brown is a Chartered Professional Accountant and has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. Ms. Brown is a member of the audit committee of NorZinc Ltd.

Richard Bradeen

For over 15 years at Bombardier Inc., Mr. Bradeen held increasingly senior roles, most recently as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and held increasingly senior roles over a 19-year period, including that of president of the Corporate Finance Group. Mr. Bradeen holds a Bachelor of Commerce degree from Queens University. He is a member of the Audit Committee for Superior Plus Corp.

Don Lowry

Mr. Lowry—past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He serves on the audit committee for Melcor REIT.

2020 Management Information Circular March 11, 2020	30	Stantec Inc.

Independence of Committee Members

Each member of the Audit and Risk Committee is considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules) and is an “audit committee financial expert” (as defined under the U.S. Securities and Exchange Commission rules).

Key Activities for 2019

The Audit and Risk Committee met four times in 2019. In accordance with its internal work plan and Terms of Reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews

•	Internal audit function and processes, including ongoing engagement with the chief audit executive

•	Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule A of this circular for a more detailed account of the Audit and Risk Committee’s activities.

Auditor Oversight

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

Additional Information

More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 26, 2020, which is filed on our website at stantec.com, on SEDAR at sedar.com, and as an exhibit to our Form 40-F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

2020 Management Information Circular March 11, 2020	31	Stantec Inc.

Corporate Governance and Compensation Committee

Mandate

The Corporate Governance and Compensation Committee’s mandate is to

•

Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•

Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•

Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives

Membership and Experience of Committee Members

The Corporate Governance and Compensation Committee members are Marie-Lucie Morin (chair), Richard Bradeen, Delores Etter, and Susan Hartman. Douglas Ammerman attends all committee meetings as a non-voting, independent ex-officio member. Richard Bradeen serves as a member of the Audit and Risk Committee, and Delores Etter chairs the Health, Safety, Security, Environment, and Sustainability Committee. The board believes that having representation from all committees and maintaining a balance between long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Marie-Lucie Morin (Chair)

During her distinguished career in the public sector, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance and compensation-related matters. She has extensive policy, management, governance and communications experience, has served on many boards and advisory committees, and currently chairs the governance and nominating committee of Chorus Aviation Inc.

Richard Bradeen

Mr. Bradeen possesses governance and executive compensation expertise having served on the management committee at Bombardier Inc. and chairing its pension investment committee. As senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment, Mr. Bradeen routinely evaluated compensation and other governance related policies. Prior thereto, he was a partner and a member of the Partnership Board of Directors of Ernst & Young. His strong background in corporate finance, coupled with his strong understanding of risk management, makes him a valued addition to the committee. Mr. Bradeen currently serves as a member of the human resources and compensation committee at Superior Plus Corp.

Delores Etter

Dr. Etter currently serves on the Compensation Committee of Esterline Technologies Corporation and on the Human Resources Committee for a privately held company. Dr. Etter has held several high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Susan Hartman

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. She routinely interfaces with outside compensation experts on best practices, industry trends and risks. Ms. Hartman previously chaired the Corporate Governance and Compensation Committee for over eight years, and was a member of the Audit and Risk Committee (giving her additional insight into the Company’s risk management practices and Enterprise Risk Management system).

2020 Management Information Circular March 11, 2020	32	Stantec Inc.

Independence of Committee Members

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

Key Activities for 2019

The Corporate Governance and Compensation Committee met five times in 2019. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year:

•	Led the process to transition the chair of the board and the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee

•	Reviewed and redesigned the Company’s long-term incentive plan (replacing stock options with RSUs, and introducing a relative performance metric into the Company’s PSU program)

•	Conducted a thorough benchmarking analysis of Stantec’s executive compensation program

•	Recruited, interviewed and identified Dr. Patricia Galloway as a suitable successor candidate for election to the board

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•

Advanced the Company’s inclusion and diversity strategy (including broadening the Company’s Diversity Policy to include other Designated Groups in accordance with amendments to the Canada Business Corporations Act)

•	Conducted board and committee assessments

Refer to Schedule B for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

2020 Management Information Circular March 11, 2020	33	Stantec Inc.

Health, Safety, Security, Environment, and Sustainability Committee

Mandate

The Health, Safety, Security, Environment, and Sustainability (HSSES) Committee’s mandate is to

•	Oversee Stantec’s framework for managing health, safety, security, and environment risks

•	Review the Company’s emergency preparedness for response to major safety or security incidents

•	Oversee the Company’s sustainability program

•	Monitor and review non-financial risks from the Company’s integrity management program

Membership and Experience of Committee Members

HSSES Committee members are Delores Etter (chair), Bob Gomes, and Don Lowry. Douglas Ammerman attends all meetings as a non-voting, independent ex-officio member.

A description of each committee member’s education and experience—relevant to the committee’s HSSES responsibilities—follows:

Delores Etter (Chair)

Dr. Etter has held multiple senior leadership positions with the U.S. Department of Defense and served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico. She has experience overseeing university biometric labs involving sensitive data collection and has obtained Institutional Review Board approval for large multi-year projects. As Assistant Secretary of the Navy for Research, Development and Acquisition, Dr. Etter oversaw a staff of 150,000 and completed extensive training on safety, security, hazard identification, risk mitigation, cybersecurity, violence prevention, anti-harassment, and discrimination. She was also a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. Dr. Etter’s experience in the areas of risk analysis, risk mitigation, and cyber security is well aligned with the mandate of the HSSES Committee.

Robert Gomes

Mr. Gomes has over 40 years of relevant industry experience in operational and management roles. While serving as president & CEO of Stantec until his retirement on December 31, 2017, he oversaw Stantec’s Health, Safety, Security, and Environment program and Sustainability program. Under his leadership, Stantec developed a health, safety, security, and environment framework, which equipped Stantec for international expansion and growth into a top 10 global design firm. Mr. Gomes’s industry knowledge and experience managing, mitigating, and responding to HSSES-related risks and incidents makes him a valued contributor to the HSSES Committee.

Don Lowry

Don Lowry—past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has extensive knowledge and expertise relating to HSSE programs and in development and innovation in the utilities, telecommunications, and power generation sectors. Mr. Lowry’s leadership experience and expertise across multiple business sectors provides the HSSES Committee with valuable insight and perspectives that contribute to the committee’s operation.

Independence of Committee Members

The Corporate Governance Guidelines of the Company allow both independent and non-independent board members to serve on the HSSES Committee. Dr. Etter and Mr. Lowry are independent. Mr. Gomes, as past CEO of the Company, is not independent.

2020 Management Information Circular March 11, 2020	34	Stantec Inc.

Key Activities for 2019

The Health, Safety, Security, Environment, and Sustainability Committee met five times in 2019. In accordance with its internal work plan and Terms of Reference, the committee completed the following:

•	Completed a look-back analysis of the Company’s recent major safety incidents, including action items and lessons learned in relation to the same

•	Reviewed the Company’s HSSE policies, practices and procedures

•	Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters

•	Provided leadership and stewardship to the Company’s safety incident review

•	Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks

Refer to Schedule C of this circular for a more detailed account of the HSSES Committee’s activities. The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

2020 Management Information Circular March 11, 2020	35	Stantec Inc.

Environmental and Social Factors

Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our comprehensive Sustainability Policy and certified management systems guide us when implementing best practices that meet the letter and spirit of the laws and regulations in locations where we do business and encourage us to improve our ESG impacts.

Accountability for our sustainability performance sits with an Executive ESG Committee that is co-chaired by the Company’s chief financial officer and chief practice and project officer, coordinated by our director of sustainability, and includes senior managers from across the company. The Health, Safety, Security, Environment, and Sustainability Committee of the board provides additional oversight, leadership and stewardship of the program.

Stantec participates in the United Nations (UN) Global Compact and actively supports the UN Sustainable Development Goals (SDG). Our CFO is a member of the CFO Taskforce for the Sustainable Development Goals under the UN Global Compact Sustainable Finance Programme. We disclose climate information to CDP (formerly Carbon Disclosure Project), externally validate our emissions, and closely track the applicability of SASB (Sustainability Accounting Standards Board) and TCDF (Task Force on Climate-related Financial Disclosures) reporting standards to our business. We publish an annual, GRI-compliant Sustainability Report that provides an overview of Stantec’s ESG commitments and performance. Highlights relating to environmental and social factors follow below.

Environment

Stantec manages, monitors, and improves our environmental performance with an ISO 14001:2015-certified Environmental Management System (EMS). Our enterprise-wide EMS sets environmental objectives and monitors and measures environmental targets, regulatory compliance, orders and citations, and improvement plans. We take active measures to conserve resources and publicly report our greenhouse gas emissions and reduction performance.

Stantec provides a wide range of environmental services to clients. Whether we’re providing climate change mitigation services, designing energy-efficient buildings, protecting biodiversity, developing new ways to conserve water, or promoting renewable energy, our commitment to sustainability drives innovation, reduces risks, and provides attractive project life cycle return on investment.

Social

We are a progressive professional services company that relies on the expertise of highly technical staff. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our people. Stantec offers a flexible and collaborative work environment, competitive employee benefits, and the opportunity to work on iconic projects. Our focus on inclusion and diversity increases employee engagement, connects us with clients, and improves employee well-being. Our investment in innovation and research helps us prepare for future client needs and promote thought leadership.

2020 Management Information Circular March 11, 2020	36	Stantec Inc.

Stantec programs support the well-being of our employees, partners, and clients. We manage, monitor, and improve our health and safety performance with a formal OHSAS 18001:2007-certified management system and track both lagging indicators (e.g., injury rates) and leading indicators (e.g., inspections, observations, and hazard identifications) to gauge the effectiveness of our programs.

For the communities where we work and live, we invest in initiatives that build capacity and support long-term change. We do this by contributing time, expertise, and money to the arts, education, environment, and health and wellness. We also have a specific focus on maintaining respectful and successful relationships with Indigenous communities.

For clients, we consider the social impacts of decisions made when managing projects throughout their life cycle. We help clients understand the norms of local communities so they address local priorities and build lasting positive relationships. We incorporate social equity and justice considerations into our projects and design with the end-game of community well-being.

For more information about Stantec’s Sustainability Program, please refer to the Company’s comprehensive Sustainability Report available at stantec.com/sustainability.

Shareholder Engagement

The board values our shareholders’ perspective and we are committed to a robust shareholder engagement program. Feedback from shareholders on our strategy, operations, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. To that end, in 2019 we engaged in a formal feedback study and also held extensive discussions with our capital market partners in the formulation of our three-year strategic plan that was launched on December 3, 2019.

Over the course of 2019, our team held 207 meetings with shareholders (representing 62% of our shares outstanding), including meetings with all of our top-25 investors. Executive officers participated in each meeting. In certain cases, at the request of our major shareholders, members of the board of directors participated in investor outreach during 2019 in meetings that included either the board chair, an independent director or a non-independent director. On June 12, 2019, Stantec also hosted an investor day at its Edmonton headquarters.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, sustainability report, news releases, our website, presentations at industry and investor conferences, and individual shareholder meetings. Some of our long-standing shareholder engagement practices include

•

Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance)

•

Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations to analysts and institutional investors as well as open question-and-answer sessions

•	Conducting site tours and attending industry conferences with our executive officers in Canada and the United States where analysts and investors are in attendance

•	Inviting analysts and large institutional shareholders to participate in a confidential investor perception study

•	Maintaining a confidential ethics hotline, investor.relations@stantec.com, and website to encourage shareholders and the public to contact us with questions or concerns

Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, 400 - 10220 - 103 Ave NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

2020 Management Information Circular March 11, 2020	37	Stantec Inc.

Executive Compensation Overview

Performance and Compensation Summary

Below are the Company’s key performance highlights from 2019 and their relationship to our executive pay, as well as the significant changes to the policies and practices that relate to executive compensation.

Our Performance in 2019

In 2019, Stantec returned to a pure play design firm and sharpened its focus on strong project execution, efficient operations, and disciplined capital allocation while delivering exceptional client service. The Company reaffirmed its commitment to grow and diversify sustainably for the benefit of its clients, employees and shareholders. In 2019, Stantec positioned its success around a client-centric model rooted by four value creators: Excellence (in project execution, health, safety, sustainability, and operational efficiency), Innovation (enabling growth opportunities and digital transformation), People (building an inspired culture), and Growth (achieving diversification that enhances long-term earnings stability).

The following highlights other major financial achievements and strategic activities in 2019 that contributed to our financial performance and overall financial condition:

•

Continuous profitability and growth. Stantec closed 2019 with a 10.6% increase in net revenue, and 4.4% growth in organic net revenue. Our net income from continuing operations was $194.4 million, up 13.5% from 2018. Diluted earnings per share (EPS) was $1.74 in 2019 compared to $1.51 in 2018; adjusted diluted EPS from continuing operations was $2.02 in 2019 compared to $1.82 in 2018, an increase of 11.0%.

•

Organizational Reshaping. In 2019, we reshaped our workforce to significantly reduce excess labor costs. At the close of 2019, our efforts resulted in annualized cost savings of approximately $40 to $45 million, or $0.26 to $0.29 per share. While gaining efficiencies, this undertaking did not affect our ability to execute projects, build backlog, or achieve organic growth, and we continue to add staff in regions and businesses that are experiencing strong organic growth and high utilization.

•

Operational efficiencies. Focus on cost control measures and improved utilization decreased administrative and marketing expenses as a percentage of net revenue from 42.9% in 2018 to 42.5% in 2019 (after excluding the impact of IFRS 16). Gross margin increased 10.6% and, as a percentage of net revenue, remained stable at 54.1%.

For more information about the Company’s performance in 2019, we invite you to review our 2019 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov. The Definitions section and Reconciliation of Non-IFRS Financial Measures of that report are hereby incorporated by reference.

Key Highlights of Executive Compensation for 2019

At Stantec, we are driven to achieve. That’s why we align our executive pay decisions with Company performance and encourage behaviour that supports long-term, sustainable value to shareholders. As part of this objective, and in response to shareholder feedback, the Corporate Governance and Compensation Committee completed a holistic review of the Company’s Long-Term Incentive Plan (LTIP) in 2019 and made changes to strengthen the linkage between our financial results, shareholder value creation and resulting executive compensation. The following changes were made:

•

Stock options were discontinued. Stock options were replaced with Restricted Share Units (RSUs) that vest at the end of a three-year service period and settle in cash. The board believes eliminating stock options addresses potential misalignment issues between management and shareholders and reduces dilution. The introduction of RSUs, combined with PSUs, enhances retention and aligns our executives’ compensation with shareholder returns.

•

The LTIP mix was rebalanced. Prior to 2019, the mix for our annual LTIP grant was two-thirds PSUs and one-third stock options. In 2019, we increased the weighting of our PSUs to 80%; with the remaining 20% granted in the form of RSUs. Increasing the weighting of PSUs strengthens the Company’s pay-for-performance culture and motivates executives to achieve performance goals that directly tie into our Strategic Plan.

2020 Management Information Circular March 11, 2020	38	Stantec Inc.

•

A relative performance metric was introduced. Relative Total Shareholder Return (TSR) replaced Net Income Growth as one of the two performance metrics used for our PSUs. Return on Equity (ROE) remained the other. The weighting between these metrics was set to 60% for ROE and 40% for relative TSR. The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives’ individual and company performance.

In addition to completing a comprehensive review of the LTIP, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to complete a benchmarking analysis of our executives’ pay. That analysis showed that our CEO and CFO’s base salaries, and total direct compensation, were trailing the market. Supported by strong individual and company performance, the committee recommended base salary and LTIP target adjustments for our CEO and CFO to remain competitive with the Company’s peer group and to incentivize and motivate them to achieve the performance objectives set forth in the Company’s Strategic Plan.

In 2019, Stantec met or exceeded many of the financial and nonfinancial business objectives set by the Company’s annual leadership scorecard (described in further detail on page 44 of this circular). The board believes management’s significant efforts in 2019 and strong end to the year have positioned the Company well for future success. Based on the board’s review of the Company’s leadership scorecard, our leadership team earned 105% of their total target annual STIP in 2019 (up from 90% the prior year). This payout level reflects our executives’ solid performance in 2019 and links their personal success with the success of the Company.

Effective Risk Management Features

To create longer-term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following:

•	Offer an appropriate mix of fixed and at-risk compensation

•

Set predetermined minimum and maximum payout limits on our short- and long-term performance-based incentives, which include performance targets that encourage profitable decisions, but not undue risk-taking

•	Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity

•	Require our CEO to retain Stantec shares for one year following his retirement from the Company

•

Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•

Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy

Shareholder Engagement

At our 2019 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 96.07% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices.

We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2020.

Douglas K. Ammerman, Chair	Marie-Lucie Morin, Chair
Board of Directors	Corporate Governance and Compensation Committee

2020 Management Information Circular March 11, 2020	39	Stantec Inc.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and program for 2019 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table on page 52).

Name	Position Title in 2019
Gord Johnston	President and Chief Executive Officer
Theresa Jang	Executive Vice President and Chief Financial Officer
Scott Murray	Executive Vice President and Chief Operating Officer
Tino DiManno	Executive Vice President and Chief Business Officer
Steve Fleck	Executive Vice President and Chief Practice and Project Officer

Compensation Strategy

At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Our compensation program is designed to:

•	Support our overall Strategic Plan

•	Align our executives’ personal success with the Company’s success

•	Align with both governance and industry best practices

•	Align with our stated risk appetite and encourage prudent risk taking at the executive level

•	Keep us competitive for attracting, motivating and retaining top talent

•	Have a total cost that is appropriate for the size and structure of our business

Our compensation objectives—designed to support this compensation strategy—establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow:

•	Target executive total direct compensation at about the 50th percentile of the market

•	Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our STIP and LTIP

•	Balance short- and long-term incentives to ensure our executives are focused on both the near- and long-term

•	Place more weighting on equity-based compensation than on cash compensation to better align executive and shareholder interests over time

•	Place significant weighting on at-risk compensation in both short- and long-term incentives and less weighting on base salaries

•	Provide two vehicles (PSUs and RSUs) in our LTIP to help balance the benefits and limitations of each

•	Align our executives’ compensation with long-term sustainable shareholder returns

2020 Management Information Circular March 11, 2020	40	Stantec Inc.

Components of Compensation and Pay Mix

In 2019, our executive compensation program was composed of base salary, short-term incentive cash payments, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and service awards.

Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at-risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long-term equity-based components heavier for our CEO than for our other NEOs. The board believes that weighting his long-term equity performance more heavily than his salary and short-term incentive will ensure that the CEO is not motivated to achieve short-term objectives at the expense of long-term shareholder returns.

The diagrams below illustrate the target total direct compensation relative weightings of base salary, short-term incentive, and long-term incentives in 2019 for our NEOs:

2020 Management Information Circular March 11, 2020	41	Stantec Inc.

Compensation Benchmarking

The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2019, the Company’s peer group comprised the following:

Company Name	GICS Sub-Industry Classification	Corporate Headquarters	Annual Revenue ($) (millions)(1)	Market Capitalization ($) (millions)(2)
Arcadis NV	Construction and Engineering	Netherlands	5,055	2,968
Bird Construction Inc.	Construction and Engineering	Canada	1,342	304
Granite Construction Inc.	Construction and Engineering	US	4,498	1,680
KBR Inc.	Construction and Engineering	US	7,321	5,614
Mastec Inc.	Construction and Engineering	US	9,809	6,361
Quanta Services, Inc.	Construction and Engineering	US	16,072	7,524
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	9,642	5,258
Stuart Olson Inc.	Construction and Engineering	Canada	931	54
Sweco AB	Consulting Engineering and Architecture	Sweden	2,859	5,931
Tetra Tech Inc.	Environmental and Facilities Services	US	4,123	6,109
Tutor Perini Corporation	Construction and Engineering	US	5,914	840
WSP Global Inc.	Construction and Engineering	Canada	8,751	9,368
Stantec Inc.	Construction and Engineering	Canada	4,701	4,084

(1)

Revenue figures are provided on a trailing 12-month basis as of September 30, 2019, and have been converted to Canadian dollars based on the Bank of Canada’s daily average exchange rate over the same period.

(2)	Market capitalization figures are as of December 31, 2019, and have been converted to Canadian dollars based on the Bank of Canada’s daily exchange rate as at December 31, 2019.

The committee conducts routine reviews to ensure that the peer group includes our Company’s primary competitors for top talent. Peers selected are similar to Stantec in size, scale, and complexity. Further, the geographic configuration of our peer list (four headquartered in Canada, six headquartered in the United States, and two headquartered internationally) closely resembles the global footprint of the Company.

The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance and tenure to develop a base salary and a total compensation target for each executive. To further align pay-for-performance, actual compensation is measured against benchmark data but is driven by executive and company performance.

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2019 performance impacted the pay decisions for each component.

Base Salary

We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, breadth of knowledge, and overall individual performance. In 2019, the Corporate Governance and Compensation Committee conducted a detailed benchmarking analysis (with advice from the committee’s independent compensation consultant, Mercer (Canada)) and determined that Stantec’s base salaries were below market. Based on this—and supported by the Company’s solid performance—the committee recommended increases to our executives’ base salaries to remain competitive with the Company’s peer group. In 2019, Mr. Johnston’s base salary was increased to $850,000; in 2020, it was increased to $950,000. These gradual pay adjustments position Mr. Johnston’s base salary more closely to P50 but also account for the fact that he remains relatively new to his role (2019 was Mr. Johnston’s second year as CEO). If company performance continues to support it, the board expects Mr. Johnston’s salary to increase over time.

Upon joining Stantec, Ms. Jang’s salary was set at $475,000. This figure was established on the basis that Ms. Jang joined Stantec with relevant senior management experience but limited experience in Stantec’s industry. Exceeding expectations, Ms. Jang stepped into the CFO role in 2019 and immediately performed at a high level. In recognition of this, her base salary was increased to $575,000 effective January 1, 2020.

2020 Management Information Circular March 11, 2020	42	Stantec Inc.

Base salaries for the remainder of our NEOs were more closely aligned with our peer group, but modest increases were approved in 2019 to remain competitive with our industry. When setting the base salaries for our COO, CBO and CPO, we target base salaries at approximately 70% of median, reflecting the division of responsibilities among their roles.

Short-Term Incentive Plan (STIP)

Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2019, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near-term business goals and to determine each executive’s 2019 STIP award. Our performance measures—based on our four value statements—follow:

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve

Inclusion and Diversity	Account Management	Health, Safety, Security and Environment	Overall Revenue Growth

Employee Retention	Backlog per Employee	Quality Management	Organic Net Revenue Growth

Employee Engagement	Strategic Pursuits		Operational Effectiveness

Gross Margin

Admin and Marketing Costs

Adjusted Net Income

Adjusted Earnings per Share (EPS) Growth(1)

(1)

Adjusted EPS is calculated as adjusted net income divided by the weighted average number of common shares outstanding during the year. Adjusted EPS and adjusted net income are non-IFRS measures. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2019 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference.

For 2019, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry-level performance.

Scorecard Assessment and Weighting by Measure

Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value and thus correlate best when aligning pay with performance.

In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s individual role and the executive’s own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider industry-wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company.

STIP Targets

Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2018 and 2019. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target.

2020 Management Information Circular March 11, 2020	43	Stantec Inc.

The table below outlines the CEO’s and other NEOs’ STIP targets for 2019 (expressed as a percentage of each NEO’s base salary):

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0%	100%	200%
All other NEOs	0%	70%	140%

2019 STIP Award Results

In January 2020, the Corporate Governance and Compensation Committee reviewed the 2019 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company’s annual financial performance.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
WE PUT PEOPLE FIRST
Inclusion and Diversity	Improvement in inclusivity scores	> 85%	Meeting
Employee Retention	Low voluntary turnover	< 13%	Exceeding
Employee Engagement	Improvement in employee engagement scores	> 57%	Meeting
WE ARE BETTER TOGETHER
Account Management	Grow net revenue with top clients	> 4%	Exceeding
Strategic Pursuits	Win/loss ratio for strategic pursuits (by number)	> 40%	Exceeding
	Win/loss ratio for strategic pursuits (dollar weighted by pursuit value)	> 33%	Exceeding
Backlog	Weighted average for each full-time employee	> $130,000	Exceeding
WE DO WHAT IS RIGHT
Health, Safety, Security and Environment	Decrease total recordable injury rate	< 0.50	Exceeding
	Improve leading indicator safety index	1	Exceeding
Quality Management	Improve ISO-compliance audit results	> 90%	Meeting
WE ARE DRIVEN TO ACHIEVE
Overall Revenue Growth	Grow net revenues at a 5-year rolling average rate	15.0%	Not Meeting
Organic Growth	Increase net revenue organic growth	3.8%	Exceeding
Operational Effectiveness	Achieve adjusted EBITDA(1) as % of net revenue (pre-IFRS 16)	11.0 – 13.0%	Meeting
Gross Margin	Achieve gross margin as % of net revenue	53.0 – 55.0%	Meeting
Admin and Marketing Costs	Achieve SG&A efficiency as % of net revenue (pre-IFRS 16)	41.0 – 43.0%	Meeting
Net Income	Achieve adjusted net income(1) (pre-IFRS 16)	> 5%	Exceeding
Earnings Growth	Grow adjusted diluted EPS(1) annually	12.6%	Not Meeting

(1)

EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2019 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference.

After reviewing the completed scorecard—along with our 2019 financial results and the assessment of our performance against the industry generally—the committee concluded that the CEO’s STIP should be 105% of his target. To align our executive team with the results of the scorecard, our CEO applied the same performance factor when setting the STIP awards for our other NEOs. Accordingly, all NEOs other than Mr. Murray (who retired at the end of 2019) received 105% of their target STIP as outlined and described further below.

Executive	STIP Target	STIP Award as a % of STIP Target	STIP Payout as a % of Base Salary	STIP Actual Payout ($)
Gord Johnston, CEO	100%	105%	105%	$892,500
Theresa Jang, CFO	70%	105%	73.5%	$349,125
Tino DiManno, CBO	70%	105%	73.5%	$327,075
Steve Fleck, CPO	70%	105%	73.5%	$327,075

2020 Management Information Circular March 11, 2020	44	Stantec Inc.

Ms. Jang’s 2019 STIP award was set at 105% of target. In 2019, Ms. Jang was appointed CFO and had an immediate impact integrating our global financial services team. Through her collaborative leadership style, she forged a new path to align our financial services team’s success with the Company’s success, delivering value to internal and external stakeholders. She improved transparency and communication, both with internal stakeholders (through quarterly town hall meetings) and external stakeholders (through enhanced financial reporting and oversight of our Investor Relations team). Her dedicated focus on our capital allocation strategy contributed greatly to the Company’s new Strategic Plan and laid the framework necessary for delivering long-term value to shareholders.

Mr. DiManno’s 2019 STIP reflects his strong performance managing and growing our top line and generating new business. Stantec closed 2019 with $4.3 billion in contract backlog, a record high for the company. Mr. DiManno played a key part in overseeing our corporate campaigns program and improving our Position 2 Win sales training. His expertise in client and account management and revenue generation contributed directly to Stantec’s success in 2019.

Mr. Fleck’s STIP recognizes his continued excellence with respect to practice driven initiatives, project management and execution. Under his leadership, the Company has more effectively managed project risks through a Project Management Ecosystem that aligns project manager competencies, learning, processes, tools and governance with project complexities. Recently, he has taken on added responsibility for overseeing the Company’s Functional Service Teams and was key to resolving issues related to waste-to-energy projects inherited on the acquisition of MWH.

As noted elsewhere in this circular, Mr. Murray retired from Stantec at the end of 2019 and was not paid a STIP (his compensation is fully described on page 57 of this circular).

Long-Term Incentive Plan (LTIP)

Our LTIP strongly emphasizes performance. In 2019, the Corporate Governance and Compensation Committee reviewed the mix of our long-term incentives to address potential misalignment between management and shareholders and to recalibrate our grant practices with our compensation strategy and philosophy. As a result of that review, the Company replaced stock options with Restricted Share Units (RSUs) and rebalanced the mix of our LTIP awards to 80% PSUs and 20% RSUs (previously our annual LTIP grant was comprised of two-thirds PSUs and one-third stock options). The committee feels these changes improve our pay-for-performance culture, enhance retention, and reduce dilution.

Our LTIP is designed to align our executives’ compensation with long-term shareholder interests. Being fully equity-based, our LTIP’s value to our executives is dependent on share price performance, which in turn benefits all shareholders. As configured, our LTIP is made up of performance share units (PSUs), which are tied to our relative total shareholder return (TSR) and return on equity (ROE), and restricted share units (RSUs), which vest at the end of a three-year service period and settle entirely in cash. The board believes using two forms of long-term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long-term incentive structure.

Each executive position has a target value of long-term incentives to be granted; this value is a percentage of the executive’s base salary. The following table outlines the targets for our CEO and other NEOs in 2019.

Position Title	LTIP Target
CEO	200%
CFO, COO, CBO, and CPO	80%

In 2020, the LTIP targets for our CEO and CFO will increase to 300% and 150%, respectively. These adjustments increase the relative weighting of the long-term variable at-risk component of their compensation and are consistent with the recommendations of our peer benchmarking analysis.

Below are the key terms that apply to each component of our long-term incentive plan:

Performance Share Units (PSUs)

PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the

2020 Management Information Circular March 11, 2020	45	Stantec Inc.

life of the units. These units vest upon completing a service condition that starts on the first day of a three-year performance cycle. To eliminate any dilutive effects, all PSUs granted under the LTIP to date will be settled in cash only, not shares.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three-year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

In 2019, the Corporate Governance and Compensation Committee engaged Mercer (Canada), the committee’s independent compensation consultant, to assess the design of our PSUs against our peer group and best practices. As a result of that review, the Company replaced net income growth with relative TSR as one of the two performance metrics used for our PSUs. Return on Equity (ROE) remains the other. The weighting between these metrics is set at 60% for ROE and 40% for relative TSR. The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives’ individual and company performance.

Our 2019 LTIP grant occurred in May. Using benchmark data provided by Mercer (Canada), the Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

Return on Equity (weighted 60%)	No Payout	Miss	Plan	Exceed

Company’s average return on equity rate(1)	4.0%	8.0%	10.9%	13.0%

Return on Equity award amount	0%	50%	100%	200%

Relative Total Shareholder Return (weighted 40%)	No Payout	Miss	Plan	Exceed

Company’s relative TSR percentile ranking	25%	37.5%	50%	100%

Relative TSR award amount	0%	50%	100%	200%
(1)

Meaning the average of the Company’s adjusted return on equity for the fiscal years 2019, 2020, and 2021, where the net income of the Company is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non-IFRS measure. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2019 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference.

Return on Equity Test

If the Company’s adjusted average ROE rate is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the ROE portion of the award is also zero. If the rate is above the “No Payout” performance level, the performance factor to be applied to the return on equity portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. If the ROE rate is above “Exceed,” the performance factor to be applied to the return on equity portion of the award is capped at 200%.

Relative Total Shareholder Return (TSR) Test

Stantec calculates TSR relative to our compensation peer group (disclosed on page 42 of this circular) over a three-year period. TSR measures the appreciation of our common shares as well as dividends paid during the performance period assuming dividend reinvestment. If the Company’s relative TSR is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the relative TSR portion of the award is also zero. If Stantec’s relative TSR is above the “No Payout” performance level, the performance factor to be applied to the relative TSR portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level.

PSUs are paid out at their cash value, which is determined after completion of a three-year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price.

Restricted Share Units (RSUs)

RSUs are notional share units that have the same value as our common shares; however, RSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. RSUs align our executives’ and shareholders’ interests in share return growth. They promote employee and executive retention through time-based vesting.

2020 Management Information Circular March 11, 2020	46	Stantec Inc.

RSUs are settled in cash and cliff vest on the third anniversary of their grant date. They have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. The payout value of our RSUs is equal to the number of vested RSUs (including dividend equivalent rights earned thereon) multiplied by the volume weighted average trading price of Stantec’s common shares for the five (5) trading day-period ending on the vesting date.

Options

Options were replaced with RSUs for our LTIP grant in 2019. Therefore, the Company has discontinued its use of stock options. For historical reporting purposes only, the following table outlines the dilution and burn rate of Stantec’s stock options for the past three fiscal years. Percentages shown are for December 31 of 2017, 2018 and 2019.

Rate	Description	2017	2018	2019(1)
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	3.88%	4.46%	3.64%

Burn Rate	Burn rate shows the size of annual share option grants. Burn rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.	1.08%	0.99%	-

(1)	No options were granted in 2019.

A detailed description of the LTIP is attached to this circular as Schedule D.

Other Compensation

Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives.

For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax-Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non-registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan and Trust. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more.

Service Awards

Globally, Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

2020 Management Information Circular March 11, 2020	47	Stantec Inc.

Exact awards vary by country. Stock awards are given in North America with Canadian employees receiving a one-time lump-sum contribution of $500 to the employee’s non-registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive the same awards but in US dollars.

Performance Graph

The following graph compares total shareholder return for $100 invested in our common shares on December 31, 2014 (assuming reinvestment of dividends), to total return on the S&P/TSX Composite Total Returns Index.

In the past five years, Stantec’s total shareholder return has slightly underperformed the S&P/TSX Composite Total Returns Index. Over the same period, Stantec’s target compensation level has remained relatively static as the board did not make material adjustments to our NEO’s compensation when the Company’s performance did not support it. Actual payout levels of our NEO’s compensation have declined over the period represented in the graph above because the Company’s short- and long-term incentives have, in recent years, paid out below target. This payout profile demonstrates the alignment between our executives’ pay and performance. Because a significant portion of our executives’ pay is at-risk, the actual payout realized on the settlement of our long-term incentives has a major influence on their total pay and holds them accountable for shareholder returns that fail to meet expectations.

The table and graphs below show the target and actual payout levels of our short- and long-term incentives for our CEO over the past five years calculated as of December 31, 2019:

Year	Base Salary ($)(1)	STIP				LTIP
		Target (% of base salary)	Target Payout ($)	Actual (% of base salary)	Actual Payout ($)	Target (% of base salary)	Grant Date Fair Value ($)(2)	PSU Perf. Multiplier (%)(3)	Actual/ Estimated Payout ($)(4)
2019 2018 2017 2016 2015	850,000 780,000 850,000 850,000 850,000	100 100 100 100 100	850,000 780,000 850,000 850,000 850,000	105 90 70 80 110	892,500 702,000 595,000 680,000 935,000	200 200 200 200 200	1,700,000 1,560,000 1,700,000 1,700,000 1,700,000	77.1 70.0 70.9 34.5 50.0	1,618,020 1,174,878 1,526,380 817,632 1,047,744

(1)	Mr. Gomes was CEO in 2015, 2016, and 2017. Mr. Johnston became CEO on January 1, 2018; his initial base salary was set at $780,000.

2020 Management Information Circular March 11, 2020	48	Stantec Inc.

(2)

Represents the grant date fair value of the CEO’s LTIP award. From 2015 thru 2018, the LTIP was awarded in the form of PSUs (two-thirds) and stock options (one-third). In 2019, the LTIP was awarded in the form of PSUs (80%) and RSUs (20%).

(3)

The performance multipliers applied to PSUs granted in 2015 and 2016 are based on actual payout results. The performance multipliers for 2017, 2018, and 2019 are based on the payout expected as a result of Stantec’s performance during the life of the units (calculated as of December 31, 2019).

(4)

For 2015 thru 2018, represents the aggregate value of the CEO’s PSUs and the in-the-money portion of his stock options. For the purposes of this disclosure, the value of the PSUs for 2015 and 2016 is based on actual payout results. The value of the PSUs for 2017, 2018, and 2019 is based on the Company’s best estimate of the performance multiplier to be applied to the awards as indicated in the table above. The volume weighted average price of Stantec shares for the last 10 trading days of 2019 ($36.93) was used to calculate the value of the PSUs. The strike price for stock options awarded in 2015, 2016, 2017, and 2018—$32.01, $32.83, $31.75, and $32.98—was used to calculate the in-the-money value of stock options using Stantec’s closing share price for 2019 ($36.70).

Our Decision-Making and Approval Process

The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives.

Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO—with recommendations and guidance from the committee—and is in keeping with the minimum and maximum awards for the STIP amounts and long-term incentive grants set out in our compensation programs.

Independent Advice

The Corporate Governance and Compensation Committee has adopted a preapproval policy regarding management’s use of the board’s compensation consultant, Mercer (Canada). Under the terms of this policy, the committee will

•	Not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board

•	Preapprove the terms of any use of a consultant by management, including fees and proposed terms of service

In 2019, the committee retained Mercer (Canada) Limited to advise it on various compensation matters. Mercer reviewed the Company’s long-term incentive plan mix, as well as provided advice and direction on the Company’s performance metrics for its PSUs and provided an executive benchmarking analysis.

2020 Management Information Circular March 11, 2020	49	Stantec Inc.

The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for other services provided to the Company.

Fees Paid to Mercer (Canada) Limited in 2018 and 2019

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)(1)
2018	—	44,763
2019	73,762	45,028

(1)

In 2018 and 2019, management purchased various off-the-shelf compensation data surveys from Mercer. Fees were incurred in U.S. dollars. The amounts shown above have been converted to Canadian dollars at the 2018 and 2019 average annual exchange rates of 1.2963 and 1.3267, respectively. The 2019 figure includes fees paid for expatriate tables procured by Stantec’s global mobility team (US$8,175).

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk-taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation programs mitigate risk:

Mix of Fixed and At-Risk Pay

•	We offer our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives

Balanced Program

•	We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity-based vehicles

•	We offer various performance metrics for both STIP and LTIP to support our pay-for-performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation

•	Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap) to prevent excessive compensation levels

•	The PSUs in our LTIP program have performance hurdles, and both our PSUs and RSUs have a time-based vesting component

Employment Contracts

•	Our executives have entered into employment agreements that include non-competition and non-solicitation restrictive covenants

•

These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive (a) is terminated without cause or (b) resigns because of a material diminution in his salary, authority, duties, or responsibility or because a material change was made to the geographic location where he or she must perform his or her services

•	NEOs receive reasonable severance when terminated without cause and no payments when retiring

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

Position Title	Equity Ownership as a Multiple of Base Salary
CEO	5x
CFO, COO, CBO, CPO and Executive Vice Presidents	3x

2020 Management Information Circular March 11, 2020	50	Stantec Inc.

Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive’s base salary at the time of appointment to his or her position. If an executive’s base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement.

The table below sets out the following:

•	The common shares, PSUs, and RSUs held by each NEO. The values of common shares, PSUs, and RSUs were calculated using the closing price of Stantec shares on March 11, 2020 ($38.26).

•	Each NEO’s ownership interest, demonstrating compliance with our policy as of March 11, 2020.

•	The total amount of equity held by the NEO that is at risk.

Name(1)	Value of Stantec Shares Owned, Controlled, or Directed ($)	Base Salary for Testing Compliance ($)	Eligible Value as a Multiple of Base Salary(2)	Meeting Policy?	Value of PSUs Held ($)	Value of RSUs Held ($)	Total Value at Risk ($)(3)
Gord Johnston	1,762,676	780,000	2.79	In Progress	3,028,547	411,989	5,203,313
Theresa Jang	385,929	475,000	1.01	In Progress	368,367	92,092	810,226
Tino DiManno	1,530,094	400,000	4.04	Yes	832,202	86,276	2,345,387
Steve Fleck	599,879	400,000	1.72	In Progress	694,509	86,276	1,321,494

(1)	Mr. Murray retired on January 3, 2020. As such, he has been excluded from the table above. At the time of his retirement, Mr. Murray held shares in excess of his executive share ownership requirement.
(2)

The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. For our CEO, a minimum of two times base salary must be held in shares, while the remaining requirement can be held in shares and/or RSUs. For our other NEOs, the entire equity requirement can be held in shares or RSUs.

(3)	The total value at risk for each executive is the value of the NEO’s common shares, PSUs, and RSUs.

Share Retention Requirements

For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision-making before the CEO departs.

Executive Compensation Clawback Policy

The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in the following situations:

•

Amount of a bonus or incentive compensation was calculated based or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements

•

Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received

Anti-Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments—such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds—that are designed to hedge or offset a decrease in the value of equity securities of the Company.

2020 Management Information Circular March 11, 2020	51	Stantec Inc.

2019 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Scott Murray resides in the United States and was paid in US dollars. All other NEOs reside in Canada and are paid in Canadian dollars. In the table below, all amounts are stated in Canadian dollars; for Mr. Murray’s compensation, the Canadian dollar equivalents are based on the average annual currency exchange rate, which was $1.3267 in 2019, $1.2963 in 2018, and $1.2958 in 2017.

Name and Principal Position(1)	Year	Salary ($)(2)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)

			Share- Based Awards(4)	Option- Based Awards(5)	Annual Incentive Plan Bonus	Long-Term Incentive Plans

Gord Johnston President & CEO	2019 2018 2017	847,313 762,500 324,623	1,700,002 1,039,990 108,331	- 519,995 54,172	892,500 702,000 145,000	- - -	- - -	58,845 42,643 20,174	3,498,660 3,067,127 652,300

Theresa Jang Executive Vice President & CFO	2019 2018 2017	475,001 127,885 -	380,000 - -	- - -	349,125 100,000 -	- - -	- - -	17,011 3,288 -	1,221,137 231,173 -

Scott Murray(6) Executive Vice President & COO	2019 2018 2017	585,350 562,882 526,223	- 263,140 250,967	- 131,571 125,483	- 355,186 263,695	- - -	- - -	940,316 36,504 37,831	1,525,667 1,349,283 1,204,199

Tino DiManno Executive Vice President & CBO	2019 2018 2017	444,625 434,236 414,866	356,202 203,001 193,657	- 101,500 96,829	327,075 274,000 203,340	- - -	- - -	32,831 30,583 26,429	1,160,533 1,043,320 935,121

Steve Fleck Executive Vice President & CPO	2019 2018 2017	443,279 396,157 299,603	356,202 186,667 99,981	- 93,333 50,013	327,075 252,000 140,000	- - -	- - -	30,320 24,919 21,083	1,156,676 953,076 610,680

(1)

Mr. Johnston became president & CEO effective January 1, 2018. Prior thereto, he was the executive vice president of Stantec’s infrastructure business operating unit. Ms. Jang joined Stantec on September 10, 2018 as an executive vice president and became CFO on January 1, 2019. Mr. Fleck became the chief practice and project officer effective January 1, 2018. Prior thereto, he was the executive vice president of Stantec’s Programs & Business Solutions group.

(2)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(3)

Represents the value of additional performance share units (PSUs) and restricted share units (RSUs) credited to each NEO to account for the issuance of dividend equivalent rights on their total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, payments for Milestone Service Awards, and payouts of vacation time that accrued but was not taken within the time limits prescribed under Stantec policies.

(4)

In 2019, NEOs received their share-based awards in the form of PSUs (80%) and RSUs (20%). In 2018 and 2017, NEOs received their share-based awards in the form of PSUs only. Values stated for 2019 represent the grant date fair value of the PSUs and RSUs granted on May 15, 2019, at a price of $32.98, representing the closing price of Stantec’s shares on the TSX on the day before the grant date.

(5)

Represents options for common shares of Stantec. The Company ceased awarding stock options in 2019. The fair values of options disclosed in this table have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: 2018 – Option Life = 5 years, Dividend Yield = 1.67%, Risk-Free Interest Rate = 2.10%, Volatility = 24.12%, and Expected Hold Period to Exercise = 3.5 years; 2017 – Option Life = 5 years, Dividend Yield = 1.58%, Risk-Free Interest Rate = 0.81%, Volatility = 24.13%, and Expected Hold Period to Exercise = 3.5 years; The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 Share-based Payment, which is used for accounting purposes.

(6)

Mr. Murray retired from Stantec at the end of 2019. As detailed on page 57 of this circular, Mr. Murray received no STIP for 2019, and his unvested long-term incentive awards were cancelled in exchange for a cash payment in the amount of US$675,833. Accordingly, the table above reflects no STIP or LTIP awards for Mr. Murray in 2019, but his cash payment is reflected in the “all other compensation” column.

2020 Management Information Circular March 11, 2020	52	Stantec Inc.

The following table restates Mr. Murray’s compensation in US dollars:

Name and Principal Position	Year	Salary (US$)	Long-Term Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)

			Share- Based Awards	Option- Based Awards	Annual Incentive Plan Bonus	Long-Term Incentive Plans

Scott Murray Executive Vice President & COO	2019 2018 2017	441,207 434,222 406,099	- 202,993 193,677	- 101,497 96,838	- 274,000 203,500	- - -	- - -	708,764 28,160 29,195	1,149,971 1,040,872 929,309

Outstanding Option- and Share-Based Awards

The following table summarizes all option- and share-based awards outstanding for each NEO as at December 31, 2019.

Option-Based Awards					Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Gord Johnston	5,574 10,049 6,735 10,767 90,736	32.900 32.830 32.010 31.750 32.980	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	482,493	89,589	2,548,520	-
Theresa Jang	-	-	-	-	11,990	361,671	-
Scott Murray(3)	10,546 21,886 14,118 17,514 7,557	32.900 32.830 32.010 31.750 32.980	April 2, 2020 April 2, 2020 April 2, 2020 April 2, 2020 April 2, 2020	305,793	-	-	-
Tino DiManno	11,534 18,400 13,651 19,247 17,711	32.900 32.830 32.010 31.750 32.980	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	274,333	23,915	668,786	-
Steve Fleck	3,856 9,250 4,744 9,938 16,286	32.900 32.830 32.010 31.750 32.980	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022 May 15, 2023	182,477	20,329	575,061	-

(1)	The closing price of Stantec shares of $36.70 as of December 31, 2019, was used to calculate the aggregate value.

(2)

Represents the value of PSUs awarded to the NEOs in 2017, 2018, and 2019, and RSUs awarded in 2019. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 70.9% was applied to PSUs granted in 2017, a multiplier of 70.0% was applied to PSUs granted in 2018, and a multiplier of 77.1% was applied to PSUs granted in 2019). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The volume weighted average price of Stantec shares for the last 10 trading days of 2019 ($36.93) was used to calculate the value of the PSUs and RSUs.

(3)

As detailed on page 57 of this circular, all of Mr. Murray’s unvested option- and share-based awards were cancelled on his retirement in exchange for a cash payment. As such, the table above reflects this. Mr. Murray has 90 days from the date of his retirement (January 3, 2020) to exercise his vested stock options.

2020 Management Information Circular March 11, 2020	53	Stantec Inc.

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option- and share-based awards that vested during 2019, along with the STIP awards (non-equity incentive plan compensation) earned during 2019:

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)	Non-Equity Incentive Plan Compensation Value Earned during the Year ($)
Gord Johnston	5,063	36,860	892,500
Theresa Jang(3)	-	-	349,125
Scott Murray(4)	12,230	80,290	-
Tino DiManno	9,070	67,496	327,075
Steve Fleck	4,671	33,932	327,075

(1)

Represents the value that would have been realized if the options under the option-based awards had been exercised on the vesting date. For the purpose of this disclosure, one-third of the options granted to NEOs in 2016, 2017, and 2018 vested in 2019.

(2)	Represents the value of PSUs issued as part of the 2016 compensation that vested in 2019.

(3)	As Ms. Jang was appointed as EVP and CFO on January 1, 2019, she did not have option- or share-based awards that vested or were earned during the year.

(4)	As detailed on page 57 of this circular, Mr. Murray retired at the end of 2019 and did not receive an STIP award for 2019.

Gains Realized through Options Exercised in 2018 and 2019

The following table shows the value of gains realized for NEOs following the exercise of stock options in 2018 and 2019:

	2018 ($)	2019 ($)(1)
Gord Johnston	0	157,550
Theresa Jang	0	0
Scott Murray	161,388	0
Tino DiManno	0	0
Steve Fleck	0	144,418

(1)	Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise.

Equity Compensation Plan Information

The following table sets forth as at December 31, 2019, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2019, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)(1)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)(2)
Equity compensation plans approved by security holders	4,051,080	32.17	4,031,450

(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (107,168) and options granted under Stantec’s 2014 LTIP (3,943,912).

(2)

This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (8,550,728), less the 3,943,912 options issued and outstanding under the plan as at December 31, 2019, and less the 353,685 options exercised. The 2014 LTIP replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

2020 Management Information Circular March 11, 2020	54	Stantec Inc.

Employment Agreements

Employment Agreements

Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants of varying scope and duration. Mr. Johnston’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Ms. Jang’s, Mr. Murray’s, Mr. DiManno’s, and Mr. Fleck’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company’s interests.

The following table summarizes the restrictive covenants mentioned previously:

Executive	Non-Competition	Non-Solicitation of Staff and Clients	Confidentiality Covenant
Gord Johnston	2 years after departure	2 years after departure	Indefinitely after departure
Theresa Jang	None	1 year after departure	Indefinitely after departure
Scott Murray	None	1 year after departure	Indefinitely after departure
Tino DiManno	None	1 year after departure	Indefinitely after departure
Steve Fleck	None	1 year after departure	Indefinitely after departure

Clawback Policy and Equity Ownership Requirements

Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s CEO or Executive Vice President Share Ownership Policy, as applicable, and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy.

Benefits on Termination and Change of Control

The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason.

2020 Management Information Circular March 11, 2020	55	Stantec Inc.

Benefits on Termination and Change of Control for Our NEOs

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Restricted Share Units (RSUs)	Cancelled	Cancelled	All RSUs immediately vest and are paid out within two and one-half (2 1⁄2) months following the termination date	Remain outstanding and vest in accordance with their original vesting schedule
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and the ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical STI Amount(4)

in the case of the CEO. For all other NEOs, the payment is

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical STI Amount

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical STI Amount(4)

in the case of the CEO and CFO. For all other NEOs, the payment is

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical STI Amount

None

(1)

The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each executive’s employment agreement, “good reason”

2020 Management Information Circular March 11, 2020	56	Stantec Inc.

means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company.

(3)

Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of the executive’s termination, resignation or retirement.

(4)	For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short-term incentive cash payments paid to the executive.

Termination Payment Calculation

The following table presents the incremental payments we would have to make to each NEO if a triggering event—a termination without cause or a change of control payment trigger—occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2019:

Name	Termination Payout on a Without-Cause Termination ($)	Termination Payout on a Change in Control ($)
Gord Johnston	2,378,010	2,378,010
Theresa Jang	575,001	575,001
Scott Murray	891,605	891,605
Tino DiManno	537,878	537,878
Steve Fleck	632,343	632,343

COO Retirement

On January 3, 2020, Scott Murray retired from Stantec. As part of his retirement, Mr. Murray and Stantec agreed that in lieu of retaining, administering, and settling his unvested long-term incentives far into the future, the Company would cancel those awards in exchange for a cash payment equal to one-time his base salary (US$445,000) plus one-time his historical STIP averaged over the preceding three years (US$230,833). Accordingly, the Company agreed to pay Mr. Murray US$675,833 on his retirement, but his unvested option- and share-based awards (PSUs and RSUs) were cancelled as reflected in the table below. Mr. Murray did not receive an STIP payment for 2019.

Because Mr. Murray’s notice of retirement was received in November 2019, the terms of this commercial arrangement are reflected elsewhere in this circular.

Option-Based Awards				Share-Based Awards		Comparison of Totals
Name	Number of Unvested Options (#)	Option Exercise Price ($)	Value of Total Cancelled In-the-Money Options(1) ($)	Number of Unvested Shares or Units (#)(2)	Market or Payout Value of Unvested Share-Based Awards ($)(2)	Market or Payout Value of Cancelled Share- and Option- Based Awards ($)(3)	Cash Payout ($)(4)
Scott Murray	8,758 15,114	31.750 32.980	99,576	31,907	892,979	992,555	896,628

(1)	The closing price of Stantec shares of $36.70 as of December 31, 2019, was used to calculate the aggregate value.

(2)

Represents the number and value of PSUs awarded to Mr. Murray in 2017, 2018, and 2019, and RSUs in 2019. PSUs were valued based on the best estimate of the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 70.9% was applied to PSUs granted in 2017, a multiplier of 70.0% was applied to PSUs granted in 2018, and a multiplier of 77.1% was applied to PSUs granted in 2019). The closing price of Stantec shares of $36.70 as of December 31, 2019, was used to calculate the value of the PSUs and RSUs.

(3)

Represents the aggregate value of unvested options that are in the-the-money ($99,576) and the Company’s best estimate of the market value of the share-based awards (PSUs and RSUs) ($892,979) as of December 31, 2019.

(4)	Mr. Murray’s cash payout was $675,833. The amount shown above is converted to Canadian dollars at the 2019 average annual exchange rate of $1.3267.

2020 Management Information Circular March 11, 2020	57	Stantec Inc.

Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Interest of Certain Persons in Matters to be Acted On

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting.

2020 Shareholder Proposals

Shareholder proposals must be submitted no later than December 12, 2020, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2021 annual meeting of shareholders.

Continuous Disclosure

To obtain copies of this circular, our Annual Information Form for the year ended December 31, 2019, or our Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2019, do one of the following:

(1)	Go to the Company’s website at stantec.com and print copies

(2)	Request mailed copies from the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com or EDGAR at sec.gov. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2019.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this circular include “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this circular include statements regarding anticipated changes to our executives’ compensation in 2020 and any other statements that do not refer to historical facts. The purpose of this information is to describe management’s expectations as of the date of this circular and to assist our shareholders with understanding our compensation practices for the periods presented in this circular. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that forward-looking statements will not prove to be accurate. We caution readers of this circular not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, actions, or events to differ materially from the expectations or intentions expressed in these forward-looking statements. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements.

2020 Management Information Circular
March 11, 2020	58	Stantec Inc.

Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders and invite you to comment using the following contact information:

Investor Relations

Telephone: 780-917-7114

Fax: 780-917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

Suite 400, 10220 – 103 Avenue NW

Edmonton, Alberta T5J 0K4

Canada

Telephone: 780-917-7000

Fax: 780-917-7330

stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

2020 Management Information Circular
March 11, 2020	59	Stantec Inc.

Schedule A

Activities of the Audit and Risk Committee in 2019

The Audit and Risk Committee met four times in 2019 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Financial Reporting

•	Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial news releases, and Annual Information Form

•	Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial news releases

•

Reviewed with management and the Company’s external auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies

•	Reviewed with management quarterly the indicators of impairment to the Company’s goodwill

•	Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures, and Internal Audit

•

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president & CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX

•	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA

•	Reviewed and approved the internal audit plan

•	Examined the reports of the internal auditor concerning the effectiveness of internal control

•

Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

•	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

•	Received the office of the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

2020 Management Information Circular
March 11, 2020	60	Stantec Inc.

External Auditors—The Shareholders’ Auditors

•	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor

•	Reviewed the external auditor’s annual client services plan

•	Conducted a comprehensive review of the external auditor’s performance under the professional guidelines for such reviews

•	Reviewed and approved proposed external audit fees for the year

•

Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor

•	Approved all audit and preapproved all non-audit services provided by the external auditor

•	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

•

Focused on reviewing the risks Stantec faced in 2019 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

•

Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the strategic planning session

•

Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

•	Reviewed, amended, and approved corporate policies that address risk management by means of controls

•	Completed reviews of management’s risk assessments required for all significant acquisitions approved by the board during the year

•	Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks

•	Reviewed the impact of the Company’s capital structure on its current and future profitability

•	Reviewed the disclosure regarding risk and risk factors in Stantec’s Annual Report

Other Matters

•	Completed the annual self-assessment of the committee’s performance and reported thereon to the board

•

Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Business Conduct and concerns relating to accounting, internal accounting controls, and auditing matters

•	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

•	Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

2020 Management Information Circular
March 11, 2020	61	Stantec Inc.

Schedule B

Activities of the Corporate Governance and Compensation Committee in 2019

The Corporate Governance and Compensation Committee met five times in 2019 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Corporate Governance Process Review

•	Reviewed corporate policies and procedures for each of the following key governance areas:

•	Corporate strategy and strategic planning

•	Annual budgeting

•	Identification of principal business risks and systems for managing such risks

•	CEO and senior management succession planning

•	Corporate communications

•	Corporate internal controls and management information systems

•

Reviewed and updated board-approved policies including the Corporate Governance Guidelines; Compensation for Outside Directors Policy; and the Diversity Policy; and provided recommendations for approval to the board

•	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee

•	Ensured that each committee reviewed its Terms of Reference and updated them as required

•

Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States

•	Reviewed compliance with CEO and senior executive share ownership requirements

Board of Directors Governance

•	Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board

•	Conducted a comprehensive director search resulting in the nomination of Dr. Galloway at the Company’s annual general meeting

•	Managed the internal continuing education program for current directors

•	Conducted the annual board assessment and individual director assessment process

•	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee

•	Set the number of directors and the membership of committees for the year for recommendation to the board

•	Reviewed director compliance with share ownership requirements

•	Managed the transition of the chair of the board and the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee

Performance Review and Succession Planning

•	Developed annual performance objectives for the CEO for 2019

•	Reviewed quarterly the performance of the CEO against his 2019 objectives in a session conducted in camera with the CEO

•	Reviewed quarterly the CEO’s succession plans for the Executive Leadership Team in a session conducted in camera with the CEO

2020 Management Information Circular
March 11, 2020	62	Stantec Inc.

Compensation Matters

•	Reviewed and approved the CEO’s recommendations for 2019 compensation for the Company’s Executive Leadership Team

•	Reviewed and recommended to the board for approval the CEO’s 2019 short-term incentive plan award

•	Reviewed the mix of long-term incentives used in the Company’s long-term incentive plan (LTIP)

•	Reviewed and approved the issuance of performance share units and restricted share units to the Executive Leadership Team under the LTIP

•	Reviewed and approved the 2019 LTIP grant to eligible participants

•	Completed a review of the adequacy and form of compensation of directors

2020 Management Information Circular
March 11, 2020	63	Stantec Inc.

Schedule C

Activities of the Health, Safety, Security, Environment, and Sustainability Committee in 2019

The Health, Safety, Security, Environment and Sustainability Committee met five times in 2019 and, in accordance with its Terms of Reference and internal work plan, accomplished the following:

Compliance and Oversight

•	Completed a look-back analysis of the Company’s recent major safety incidents, including action items and lessons learned in relation to the same

•	Provided leadership and oversight of the Company’s response to a workplace fatality

•	Reviewed key HSSE metrics, including leading and lagging indicators

•	Reviewed Stantec’s compliance with privacy laws, including the European Union General Data Protection Regulation (GDPR) and the U.S. Defense Federal Acquisition Regulation Supplement (DFARS)

•	Reviewed the Company’s cybersecurity program, including employee cybersecurity awareness training modules

•

Reviewed the Company’s insurance program (particularly policies relating to health, safety, environment and security risks; including, for example, cyber liability, automobile, commercial general liability, contractors’ pollution liability, and worker compensation)

•	Reviewed legal and regulatory developments regarding current HSSES issues, including legislative reform initiatives in Canada

•	Reviewed the Company’s Sustainability Policy

Other Matters

•	Revised the annual workplan and Terms of Reference

•	Reviewed the Company’s integrity management report relating to employment matters and workplace incidents

2020 Management Information Circular
March 11, 2020	64	Stantec Inc.

Schedule D

Overview of Stantec’s Long-Term Incentive Plan

Shares Authorized for Issuance under the Plan

Stantec’s long-term incentive plan (the Stantec LTIP) authorizes up to a maximum of 8,550,728 of the Company’s common shares (representing 7.6% of our issued and outstanding shares as of March 11, 2020) to be granted as awards to employees of Stantec and its subsidiaries under the plan.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares; shares acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery; or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 0.9% of our issued and outstanding shares as of March 11, 2020) may be made the subject of performance share units or restricted share units

•

The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of Section 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•

The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•

The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, on settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

Administration of the Plan

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

2020 Management Information Circular
March 11, 2020	65	Stantec Inc.

Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Making amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include

•	Increasing the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•

Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	Extending the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Changing who is eligible to receive awards under the Stantec LTIP

•	Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

2020 Management Information Circular
March 11, 2020	66	Stantec Inc.

Award Adjustments

The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including a change in value in the case of a spin-off, dividend, or other distribution in respect of shares) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Award Vehicles Available under the Plan

Summary of Available Vehicles

Under the Stantec LTIP, the Company can issue five vehicles, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle

Options

This vehicle gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.

Share Appreciation Rights (SARs)

SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as are covered by the option and is subject to the same terms and conditions. A recipient can choose to either (1) exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or (2) surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

Dividend Equivalent Rights

This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.

Restricted Share Units (RSUs)

An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5-day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.)

Performance Share Units (PSUs)

A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5-day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

2020 Management Information Circular
March 11, 2020	67	Stantec Inc.

Performance Objectives

Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of the following:

•

Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these

•	Other than with respect to Section 162(m) awards, any other metric approved by the committee

The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications are permitted to the extent it would cause a Section 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

Details of Each Award Vehicle

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for incentive stock options, as defined under Section 424 of the U.S. Internal Revenue Code, and for nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, or bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares for

2020 Management Information Circular
March 11, 2020	68	Stantec Inc.

which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The committee may provide for the settlement of the RSUs in cash, in shares (at the fair market value), or a combination of cash and shares. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

Effect of Termination of Employment on Awards

The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

2020 Management Information Circular
March 11, 2020	69	Stantec Inc.

Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment on Death

•

Options and SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Disability

•

Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•

Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•

Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•

Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment on Termination following a Change in Control (Double Trigger)

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – These become immediately exercisable as of the termination date

•	Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement

2020 Management Information Circular
March 11, 2020	70	Stantec Inc.

•

Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs:

•	Options and SARs – These become immediately exercisable

•	Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement

•

Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control

Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP:

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

2020 Management Information Circular
March 11, 2020	71	Stantec Inc.

on the cover joint venture with shohetta temple university - Charles library Philadelphia, Pennsylvania photo credit: Michael Grimm